ALPHA BANK

RECEIVED
2004 APR 19 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 30 March 2004

Attention: Special Counsel, Office of International Corporate Finance

04024397

Re: Rule 12g3-2(b)
File No. 82-3399

PROCESSED
APR 20 2004
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

Sincerely,

M.E. MASSOURAKIS
Manager

D.K. MAROULIS

dlw 4/19

Enclosure: (19)

Economic Research Division
40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2828
Fax: (01) 326 2812
E-mail: dom@alpha.gr

ATHENS 2004
OFFICIAL BANK

3586-5/2001

File No. 82-3399

ALPHA BANK

CONSOLIDATED BALANCE SHEET OF THE GROUP OF COMPANIES OF THE FINANCIAL/CREDIT SECTOR AS AT DECEMBER 31, 2003

(Amounts in thousands of Euro)

ASSETS

		2003		2002	
CASH AND BALANCES WITH CENTRAL BANKS					
a. Cash		285,886		318,203	
b. Cheques receivable		72,336		75,419	
c. Deposits with Central Banks		792,136	1,150,358	1,018,956	1,412,578
TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK					
a. Issued by the Greek State		253,520		1,968,425	
b. Other		163,575	417,095	221,828	2,190,253
LOANS AND ADVANCES TO CREDIT INSTITUTIONS					
a. Repayable on demand		15,396		61,063	
b. With agreed maturity		878,805		567,988	
c. Reverse repos		5,546,446	6,440,647	3,538,093	4,167,144
LOANS AND ADVANCES TO CUSTOMERS					
a. Maturing within one year		9,626,953		9,584,869	
b. Maturing after one year		10,633,153		8,318,774	
		20,260,106		17,903,643	
- Other receivables		93,441		61,284	
		20,353,547		17,964,927	
Less : Allowances for credit losses		508,159	19,845,388	369,525	17,595,402
SECURITIES					
Debt securities including fixed income securities:					
a. Issued by the Greek State		158,000		426,672	
b. Other		992,624		1,441,884	
		1,150,624		1,868,556	
Shares and other variable-yield securities		149,769	1,300,393	374,100	2,242,656
INVESTMENTS					
Investments in associates consolidated under the equity method		235,179		200,923	
Investments in non-consolidated companies		27,204	262,383	22,274	223,197
INTANGIBLE ASSETS					
a. Formation and preliminary expenses	37,015				
Less: Amortization	32,264	4,751		6,671	
b. Other intangible assets	237,424				
Less: Amortization	155,528	81,896	86,647	73,634	80,305
TANGIBLE ASSETS					
a. Land		400,346		73,886	
b. Buildings-Buildings installation	395,229				
Less: Depreciation	159,128	236,101		165,234	
c. Furniture and fixtures	77,103				
Less: Depreciation	48,539	28,564		30,277	
d. EDP equipment	255,440				
Less: Depreciation	205,427	50,013		64,357	
e. Other tangible assets	3,926				
Less: Depreciation	2,408	1,518		1,616	
f. Payments in advance and tangible assets under construction		982	717,524	1,393	336,763

OTHER ASSETS			454,251		384,570
PREPAYMENTS AND ACCRUED INCOME					
a. Prepaid expenses		18,851		25,561	
b. Accrued interest:					
- State bonds	8,437				
- Other bonds	22,979				
- Loans and advances	46,821				
- Other	30,641	108,878		196,298	
c. Income of the year receivable		472	128,201	516	222,375
TOTAL ASSETS			**30,802,887**		**28,855,243**

LIABILITIES

	2003		2002	
DUE TO CREDIT INSTITUTIONS				
a. Repayable on demand	44,197		57,884	
b. Time deposits	658,329		1,457,856	
c. Repos	1,744,800	2,447,326	1,177,665	2,693,405
DUE TO CUSTOMERS				
a. Deposits				
- Repayable on demand	4,561,971		4,188,640	
- Saving deposits	8,609,998		8,227,122	
- Time deposits	5,246,916		5,100,559	
	18,418,885		17,516,321	
b. Other liabilities				
- Cheques and orders payable	151,803		186,457	
- Repos	3,236,480	21,807,168	5,488,178	23,190,956
DEBT SECURITIES		2,138,036		-
OTHER LIABILITIES				
a. Dividends payable	117,502		74,069	
b. Income tax and other taxes payable	150,936		118,711	
c. Withholdings in favour of social security funds and other third parties	151,321		140,237	
d. Other	342,791	762,550	293,317	626,334
ACCRUED EXPENSES AND DEFERRED INCOME				
a. Deferred income	132,212		140,860	
b. Accrued interest on time deposits	34,843		25,614	
c. Other accrued expenses of the year	70,914	237,969	60,327	226,801
PROVISIONS FOR LIABILITIES AND CHARGES				
a. Provisions for staff retirement indemnities	24,017		24,903	
b. Other	15,113	39,130	13,135	38,038
SUBORDINATED DEBT		890,988		582,085
HYBRID SECURITIES		225,434		181,408
CAPITAL AND RESERVES				
Share capital				
- Paid-up capital	953,721		768,462	
Share premium account	244,914		443,373	
Reserves	835,764		817,268	
Land and building revaluation surplus	393,384		-	
Retained earnings	214,338		158,649	
Goodwill to be netted off	(273,021)		(578,671)	
	2,369,100		1,609,081	
Less: Consolidation differences	228,063		236,111	
Less: Treasury shares	-		382,554	
	2,141,037		990,416	
Minority Interests	113,249	2,254,286	325,800	1,316,216
TOTAL LIABILITIES		**30,802,887**		**28,855,243**

	2003		2002	
OFF BALANCE SHEET ACCOUNTS				
Contingent liabilities				
- From guarantees in favour of third parties		4,065,402		3,653,207
Repos		4,981,280		6,665,843
Other off Balance Sheet accounts				
a. Beneficiaries of asset items	1,941,811		1,795,643	
b. Bilateral agreements	8,584,557		9,749,707	
c. Sundry off balance sheet accounts (guarantees, securities etc.)	20,763,798		20,322,153	
d. Mutual funds' holders	4,414,911	35,705,077	2,917,405	34,784,908
TOTAL OFF BALANCE SHEET ACCOUNTS		**44,751,759**		**45,103,958**

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E. 7. Alpha Finance A.X.E.P.E.Y., 8. Alpha Private Investment Services A.E., 9. Alpha Mutual Fund Management A.E., 10. Alpha Ventures A.E., 11. Alpha Astika Akinita A.E., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc., 14. Alpha Finance U.S. Corporation, 15. Alpha Finance Ltd Cyprus, 16. Alpha Asset Management A.E.P.E.Y, 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha Equity Fund A.E., 21. ABC Factors A.E., 22. Ionian Holdings A.E., 23. C.B. Interleasing Southeastern Ltd., 24. Messana Holdings S.A., 25. Alpha Group Jersey Limited, 26. Alpha EF European Capital Investment. The company No. 26 is included in the consolidation for the first time in the year 2003. During 2003 Alpha Investments A.E. and Alpha Romanian Holdings A.E. have been merged with Alpha Bank, while Alpha Commercial Real Estate A.E. has been resolved. In addition the following associates and subsidiaries, which are not financial and credit institutions, are accounted for using the equity method : 1. Alpha Insurance A.E., 2. Alpha Insurance Agents A.E. , 3. Alpha Insurance Romania, 4. Alpha Insurance LTD Cyprus, 5. Ionian Hotel Enterprises A.E., 6. Ionian Pisti E.P.E., 7.Kafe Mazi A.E., 8. Oceanos A.T.O.E.E., 9. Delta-Singular A.E., 10. Icap A.E. 11. Gaiognomon A.E., 12. EBISAK A.E., 13. Lesvos Tourist Company A.E., 14. Novelle Investments LTD., 15. Prismatech Hellas A.E.
2. In 2003, the Bank's share capital increased by Euro 185.3 million as a result of : a) the merger with the former Alpha Investments A.E. by Euro 184.8 million and b) the exercise of stock options by Euro 0.5 million.
3. The annual ordinary general shareholders' meeting of the Bank on May 8, 2003 approved, in accordance with Law 3091/2002, that the unamortized balance of goodwill resulting from the former Ionian Bank in 2000 be offset against reserves in two equal instalments in 2003 and 2004.
4. In accordance with Law 3229/2004 the net book values of land and buildings of the Bank and certain Group Companies were revalued to fair value. The resulted surplus of approximately Euro 445 million, after deducting the relevant tax, was reduced by an amount of Euro 29 million, which represents the difference from the valuation of securities in the lower of cost or market value. The remaining surplus was recorded to accounts in equity "Land and building revaluation surplus" and "Minority interests".
5. In accordance with the provisions of PD 299/2003, the Group selected fixed assets depreciation rates that reflect more satisfactorily the useful life of the assets. Because of this change the depreciation expense is lower by Euro 9.7 million.
6. According to an actuarial study of 2002, it was estimated that an amount of about Euro 133.7 million (on an after tax basis), is required for the Bank to fully cover its future obligations to the Auxiliary Pension Fund. The Bank in order to keep this liability constant charged the results of 2003 with the amount of Euro 55.3 million.
7. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method. For comparison purposes the necessary changes in certain captions of the balance sheet have been made, as well as a column has been added to the Profit and Loss account as at 31.12.2002.
8. No fixed assets have been pledged.
9. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
10. The total employees of the Group as at December 31, 2003 was 9,288, compared to 9,749 as at December 31, 2002.
11. The accounting policies followed by the subsidiaries of the Group in compiling their financial statements, are consistent with those followed in the prior year and they are in accordance with the relevant provisions of Company Law 2190/1920.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(1.1 - 31.12.2003)

	2003		2002 (comparable)		2002 (published)	
Interest and similar income						
- Interest on fixed-income securities	120,776		256,191		256,191	
- Other interest and similar income	1,273,867	1,394,643	1,164,356	1,420,547	1,130,723	1,386,914
Less :						
Interest expense and similar charges		502,266		655,041		655,041
		892,377		765,506		731,873
Plus :						
Dividend income						
a. Dividend income from trading portfolio	6,909		10,262		10,262	
b. Dividend income from investments in affiliates	675	7,584	4,406	14,668	4,406	14,668
Commission income	335,088		320,288		320,288	
Less :						
Commission expense	38,112	296,976	28,139	292,149	28,139	292,149
Plus :						
Net trading income		111,772		71,680		71,754
Plus :						
Other operating income		9,279		14,702		156,657
Surplus value from participation in entities consolidated under the equity method		715		(4,702)		(4,702)
Gross operating results		1,318,703		1,154,003		1,262,399
Less :						
General administrative expenses						
a. Staff costs						
- Salaries	235,752		237,198		237,198	
- Contributions to social security funds	122,197		108,978		108,978	
- Other staff costs	22,007	379,956	25,932	372,108	25,932	372,108
b. Other administrative expenses						
- General expenses	216,879		207,768		204,512	
- Non-income taxes	27,352	244,231	26,989	234,757	26,989	231,501
Less :						
Depreciation and amortization expenses		90,748		94,782		208,045
Revaluation differences of receivables and provisions for contingent liabilities						
- General provision for credit risk	194,009		157,066		157,066	
- Provision for staff retirement indemnities	726		5,296		5,296	
- Other provisions	17,610	212,345	13,323	175,685	13,323	175,685
Total operating results		391,423		276,671		275,060
Extraordinary income		7,756		6,576		6,576
Extraordinary charges		(3,493)		(3,936)		(3,936)
Extraordinary profit or loss		20,885		3,063		2,215
Net profit for the year (before taxes)		416,571		282,374		279,915
Less: Income tax		125,577		99,536		99,536
Net profit for the year		290,994		182,838		180,379
Less: Minority interest		6,773		8,470		7,892
Net profit		**284,221**		**174,368**		**172,487**

Athens, February 24, 2004

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR AND GENERAL MANAGER	THE EXECUTIVE GENERAL MANAGER AND CHIEF FINANCIAL OFFICER	**CHIEF GROUP FINANCIAL REPORTING**
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of
Alpha Bank and its subsidiaries

We have audited in accordance with articles 108 and 130 of Codified Law 2190/1920 relating to Anonymes Eteries the above consolidated balance sheet and income statement and the relevant notes thereon of Alpha Bank and its subsidiaries for the year ended 31 December 2003. The audit procedures we performed were those that we considered appropriate taking into account the auditing standards adopted by the Institute of Certified Auditors Accountants and we verified the contents of the consolidated of the Board of Directors report with the consolidated financial statements. The financial statements of entities that have been consolidated, with total assets and income amounting to 5% and 9% of the Group respectively, have been audited by other qualified auditors and in forming our opinion, which follows , we have relied on their audit reports.

In our opinion, after taking into consideration the matters described in note 4 and 6, the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and present fairly, based on the relevant legislation and generally accepted accounting principles, which have been applied on a consistent basis in Greece except for the matters described in note 4 and 7, the financial position and results of the entities that have been consolidated as at 31 December 2003.

Athens, 25 February 2004

KPMG Kyriacou Certified Auditors AE

Nick Vouniseas	Yiangos Charalambous
Certified Auditor Accountant	Certified Auditor Accountant
AM SOEL 18701	AM SOEL 12501

ALPHA BANK

Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as at September 30, 2003

(Amounts in thousands of Euro)

Assets

	30.9.2003		30.9.2002	
Cash and balances with the Central Bank		1,227,643		1,428,993
Treasury bills and other securities eligible for refinancing with the Central Bank		903,960		3,168,241
Loans and advances to credit institutions :				
- Deposits	1,877,221		526,854	
- Reverse repos	3,512,360	5,389,581	3,245,532	3,772,386
Loans and advances to customers :				
- Loans and advances	19,595,689		16,996,336	
- Other receivables	88,201		77,354	
	19,683,890		17,073,690	
Less : Allowances for credit losses	473,411	19,210,479	361,627	16,712,063
Securities		1,259,277		2,503,002
Investments		186,804		249,884
Intangible assets:	262,226		226,241	
Less : Amortization till 30.9	176,629	85,597	145,546	80,695
Tangible assets	735,958		700,896	
Less : Depreciation till 30.9	418,806	317,152	364,124	336,772
Other assets		397,715		358,935
Prepayments and accrued income		227,663		327,206
TOTAL ASSETS		**29,205,871**		**28,938,177**
OFF BALANCE SHEET ACCOUNTS		**46,310,335**		**49,975,772**

Liabilities

	30.9.2003		30.9.2002	
Due to credit institutions :				
- Deposits	812,457		1,091,618	
- Commitments arising out of sale and repurchase agreements	820,414	1,632,871	605,786	1,697,404
Due to customers :				
- Deposits	18,617,141		18,381,511	
- Commitments arising out of sale and repurchase agreements	3,147,056		5,767,184	
	21,764,197		24,148,695	
- Cheques and orders payable	168,963	21,933,160	185,480	24,334,175
Senior debt		1,792,211		-
Other liabilities		693,068		467,172
Accruals and deferred income		327,440		330,122
Provisions :				
- Provisions for staff retirement indemnities	25,502		21,607	
- Other	5,270	30,772	13,151	34,758
Subordinated Debts		781,315		592,069
Hybrid securities		200,000		-
Capital and Reserves :				
Share capital	768,462		768,462	
Reserves	1,070,752		1,368,160	
Goodwill to be netted off	(273,021)		(578,671)	
	1,566,193		1,557,951	
Less:Consolidation differences	223,523		240,143	
Less:Treasury shares	42,963		378,640	
	1,299,707		939,168	
Minority interests	324,579	1,624,286	402,131	1,341,299
Net profit for the period 1.1 - 30.9		190,748		141,178
TOTAL LIABILITIES		**29,205,871**		**28,938,177**
OFF BALANCE SHEET ACCOUNTS		**46,310,335**		**49,975,772**

Consolidated profit and loss account
(1.1 - 30.9.2003)

	1.1 - 30.9.2003		1.1 - 30.9.2002 (comparable)		1.1 - 30.9.2002 (published)	
Interest income and similar income	1,043,210		1,058,498		1,032,502	
Less : Interest expense and similar charges	388,309	654,901	494,499	563,999	494,499	538,003
Dividend income		7,091		10,409		10,409
Net commissions income		213,638		212,995		212,995
Net trading income		110,205		69,408		69,408
Other operating income		6,265		12,125		117,800
Surplus value from participation in companies not consolidated		(13,247)		(5,279)		(5,279)
Gross operating results		978,853		863,657		943,336
Less : Staff costs	282,323		281,438		281,438	
General expenses and non-income taxes	169,045		166,711		164,240	
Depreciation and amortization expenses	75,427	526,795	69,929	518,078	180,026	625,704
General provision for credit risk	140,083		113,847		113,847	
Provisions for staff retirement indemnities	187		2,650		2,650	
Other provisions	3,733	144,003	8,675	125,172	8,675	125,172
Total operating results		308,055		220,407		192,460
Extraordinary income		3,868		2,810		2,810
Extraordinary charges		(1,860)		(2,043)		(2,043)
Extraordinary profit or loss		6,520		3,529		2,731
Net profit for the period (before tax)		316,583		224,703		195,958
Less: Income tax (provision)		100,220		72,314		71,021
Net profit		216,363		152,389		124,937
Less: Minority income		25,615		11,211		10,646
Net profit for the period		**190,748**		**141,178**		**114,291**

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.X.E.P.E.Y. , 9. Alpha Private Investment Services A.E.P.E.Y., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E.P.E.Y., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27.Alpha Commercial Real Estate A.E., 28. Alpha Group Jersey Limited.
2. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method and the necessary changes in certain captions of the balance sheet and income statement have been made. As a result of this change, the results of the nine month period of 2003 have decreased by Euro 1.6 million and the results of the nine month period of 2002 have increased by Euro 3.1 million.
3. The annual ordinary general shareholders' meeting of the Bank approved, in accordance with Law 3091/2002, that the unamortized balance of goodwill resulting from the merger with the former Ionian Bank in 2000, be offset against reserves in two equal instalments in 2003 and 2004.Therefore to facilitate comparison, with the current period the goodwill amortization charge relating to the nine month period ended September 30, 2002, which amounted to Euro 25 million, has been reversed.
4. Based on a recent actuarial study, it is estimated that an amount of about Euro 134.2 million (on an after tax basis), in addition to the amount of Euro 41.4 million that has been charged to the current period's results, is required, in order for the Bank to meet its liability to the Auxiliary Pension Fund.
5. The majority of the subsidiaries have been audited by the tax authorities for all years up to and including December 31, 1999.
6. No fixed assets have been pledged.
7. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
8. The total employees of the Group as at September 30, 2003 was 9,350 compared to 9,763 as at September 30, 2002.
9. The accounting policies followed by the subsidiaries of the Group, in compiling their financial statements, are consistent with those followed as at December 31, 2002 and they are in accordance with the relevant provisions of Company Law 2190/1920 except for the matter discussed in note 2.

Athens, November 6, 2003

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager and Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DIMITRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

File No. 82-3399

RECEIVED
2004 APR 19 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2003 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ

(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

		2003		2002	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΕ ΚΕΝΤΡΙΚΕΣ ΤΡΑΠΕΖΕΣ					
α. Ταμείο		285.886		318.203	
β. Επιταγές εισπρακτέες		72.336		75.419	
γ. Διαθέσιμα στις Κεντρικές Τράπεζες		792.136	1.150.358	1.018.956	1.412.578
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Εκδόσεως Ελληνικού Δημοσίου		253.520		1.968.425	
β. Άλλων εκδοτών		163.575	417.095	221.828	2.190.253
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		15.396		61.063	
β. Λοιπές		878.805		567.988	
γ. Reverse repos		5.546.446	6.440.647	3.538.093	4.167.144
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις:					
α. Βραχυπρόθεσμες		9.626.953		9.584.869	
β. Μακροπρόθεσμες		10.633.153		8.318.774	
		20.260.106		17.903.643	
- Λοιπές απαιτήσεις		93.441		61.284	
		20.353.547		17.964.927	
Μείον: Προβλέψεις		508.159	19.845.388	369.525	17.595.402
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		158.000		426.672	
β. Άλλων εκδοτών		992.624		1.441.884	
		1.150.624		1.868.556	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		149.769	1.300.393	374.100	2.242.656
ΣΥΜΜΕΤΟΧΕΣ					
Σε επιχειρήσεις ενοποιούμενες με τη μέθοδο της καθαρής θέσεως		235.179		200.923	
Σε λοιπές επιχειρήσεις		27.204	262.383	22.274	223.197
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	37.015				
Μείον: Αποσβέσεις	32.264	4.751		6.671	
β. Λοιπά άυλα πάγια στοιχεία	237.424				
Μείον: Αποσβέσεις	155.528	81.896	86.647	73.634	80.305
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		400.346		73.886	
β. Κτήρια - Εγκαταστάσεις κτηρίων	395.229				
Μείον: Αποσβέσεις	159.128	236.101		165.234	
γ. Έπιπλα και λοιπός εξοπλισμός	77.103				
Μείον: Αποσβέσεις	48.539	28.564		30.277	
δ. Ηλεκτρονικός εξοπλισμός	255.440				
Μείον: Αποσβέσεις	205.427	50.013		64.357	
ε. Λοιπά ενσώματα πάγια στοιχεία	3.926				
Μείον: Αποσβέσεις	2.408	1.518		1.616	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		982	717.524	1.393	336.763
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			454.251		384.570
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		18.851		25.561	
β. Δεδουλευμένοι τόκοι:					
- Ομολόγων Δημοσίου	8.437				
- Λοιπών Ομολόγων	22.979				
- Χορηγήσεων	46.821				
- Λοιποί	30.641	108.878		196.298	
γ. Έσοδα χρήσεως εισπρακτέα		472	128.201	518	222.375
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			30.802.887		28.655.243

ΠΑΘΗΤΙΚΟ

	2003		2002	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	44.197		57.884	
β. Προθεσμίας	658.329		1.457.856	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.744.800	2.447.326	1.177.665	2.693.405
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	4.561.971		4.168.640	
- Ταμιευτηρίου	8.609.998		8.227.122	
- Προθεσμίας	5.246.916		5.100.559	
	18.418.885		17.516.321	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	151.803		166.457	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.236.480	21.807.168	5.488.176	23.190.956
ΟΜΟΛΟΓΙΑΚΑ ΔΑΝΕΙΑ		2.138.036		–
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	117.502		74.069	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	150.936		118.711	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	151.321		140.237	
δ. Λοιπές υποχρεώσεις	342.791	762.550	293.317	626.334
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	132.212		140.860	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	34.843		25.614	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	70.914	237.969	60.327	226.801
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	24.017		24.903	
β. Λοιπές προβλέψεις	15.113	39.130	13.135	38.038
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		890.988		562.065
ΥΒΡΙΔΙΚΑ ΚΕΦΑΛΑΙΑ		225.434		181.408
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο	953.721		768.462	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	244.914		443.373	
Αποθεματικά	835.764		817.268	
Υπεραξία από την αναπροσαρμογή ακινήτων	393.384		–	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	214.338		158.649	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(273.021)		(578.671)	
	2.369.100		1.609.081	
Μείον: Διαφορές ενοποιήσεως	228.063		236.111	
Μείον: Ίδιες μετοχές	–		382.554	
	2.141.037		990.416	
Αναλογία τρίτων	113.249	2.254.286	325.800	1.316.216
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		30.802.887		28.855.243

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ

	2003	2002
Ενδεχόμενες υποχρεώσεις		
- Από εγγυήσεις υπέρ τρίτων	4.055.402	3.653.207
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως	4.981.280	6.665.843
Λοιποί λογαριασμοί τάξεως	[illegible]	[illegible]

File No. 82-3399

ALPHA BANK

ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

		2003		2002	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΕ ΚΕΝΤΡΙΚΕΣ ΤΡΑΠΕΖΕΣ					
α. Ταμείο		268.729		302.704	
β. Επιταγές εισπρακτέες		56.096		59.497	
γ. Διαθέσιμα σε Κεντρικές Τράπεζες		603.088	925.913	782.645	1.144.846
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Εκδόσεως [illegible]νικού Δημοσίου		253.520		1.968.425	
β. Άλλων εκ[illegible]των		163.575	417.095	221.828	2.190.253
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		5.109		8.144	
β. Λοιπές		1.134.773		753.853	
γ. Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)		5.546.446	6.686.328	3.538.093	4.300.090
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις:					
α. Βραχυπρόθεσμες		8.993.327		8.731.795	
β. Μακροπρόθεσμες		8.954.092		7.028.033	
		17.947.419		15.759.828	
- Λοιπές απαιτήσεις		34.597		22.100	
		17.982.016		15.781.928	
Μείον: Προβλέψεις		439.700	17.542.316	315.000	15.466.928
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		124.454		375.198	
β. Άλλων εκδοτών		1.051.600		1.143.163	
		1.176.054		1.518.361	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		120.484	1.296.538	117.984	1.636.345
ΣΥΜΜΕΤΟΧΕΣ					
Σε μη συνδεδεμένες επιχειρήσεις		111.329		137.927	
Σε συνδεδεμένες επιχειρήσεις		1.367.221	1.478.550	1.479.013	1.616.940
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	18.798				
Μείον: Αποσβέσεις	14.810	3.988		5.447	
β. Λοιπά άυλα πάγια στοιχεία	225.354				
Μείον: Αποσβέσεις	148.120	77.234	81.222	67.574	73.021
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		354.077		62.774	
β. Κτήρια - Εγκαταστάσεις κτηρίων	331.957				
Μείον: Αποσβέσεις	140.573	191.384		125.405	
γ. Έπιπλα και λοιπός εξοπλισμός	57.227				
Μείον: Αποσβέσεις	36.792	20.435		21.225	
δ. Ηλεκτρονικός εξοπλισμός	235.554				
Μείον: Αποσβέσεις	192.245	43.309		53.080	
ε. Λοιπά ενσώματα πάγια στοιχεία	1.456				
Μείον: Αποσβέσεις	830	626		610	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		305	610.136	803	263.897
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			429.864		356.008
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		17.305		23.009	
β. Δεδουλευμένοι τόκοι:					
- Ομολόγων Δημοσίου	8.349				
- Λοιπών Ομολόγων	20.330				
- Χορηγήσεων	46.574				
- Λοιποί	31.119	106.372	123.677	192.408	215.417
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			29.591.639		27.263.745

ΠΑΘΗΤΙΚΟ

	2003		2002	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	29.032		39.070	
β. Προθεσμίας	867.835		1.662.445	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.744.800	2.641.667	1.177.665	2.879.180
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	4.660.287		4.042.545	
- Ταμιευτηρίου	8.571.739		8.189.251	
- Προθεσμίας	3.580.909		3.265.922	
	16.812.935		15.497.718	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	151.164		186.044	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.287.200	20.251.299	5.643.601	21.327.363
ΟΜΟΛΟΓΙΑΚΑ ΔΑΝΕΙΑ		2.399.168		–
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	117.502		74.069	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	117.082		92.810	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	149.451		138.081	
δ. Λοιπές υποχρεώσεις	266.387	650.422	237.498	542.458
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	20.406		19.432	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	16.813		12.555	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	65.498	102.717	54.911	86.898
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	7.810		12.500	
β. Λοιπές προβλέψεις	14.421	22.231	12.965	25.465
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		1.249.910		600.000
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο (Μετοχές 195.835.935 προς Ευρώ 4,87)	953.721		768.462	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	244.914		443.373	
Αποθεματικά				
α. Τακτικό	214.000		189.000	
β. Έκτακτο	190.000		179.000	
γ. Αποθεματικά ειδικών διατάξεων νόμων	290.497		399.189	
δ. Διαφορά αποτιμήσεως αξίας συμμετοχών	105.102		105.102	
Υπεραξία από την αναπροσαρμογή ακινήτων	371.711		–	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	209.930		129.576	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(305.650)	2.274.225	(611.301)	1.602.381
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		29.591.639		27.263.745

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ

	2003	2002
Ενδεχόμενες υποχρεώσεις		
- Από εγγυήσεις υπέρ τρίτων	3.897.767	3.426.006
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως	5.032.000	6.821.266
Λοιποί λογαριασμοί τάξεως		
α. Δικαιούχοι αλλοτρίων περιουσιακών στοιχείων	143.536	171.524

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΝΟΕΜΒΡΙΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		722.214		582.513
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		569.543		1.876.078
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	1.641.949		540.619	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	3.682.742	5.324.691	4 247.629	4.788.248
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	17.910.427		15.653.139	
- Λοιπές απαιτήσεις	68.996		22.812	
	17.979.423		15.675.951	
Μείον: Προβλέψεις	408.777	17.570.646	311.390	15.364.561
Χρεόγραφα		1.465.835		1.670.798
Συμμετοχές		1.523.484		1.537.939
Αυλα πάγια στοιχεία (μείον αποσβεσεις)		79.985		75.270
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		245.701		276.078
Λοιπά στοιχεία ενεργητικού		529.689		540.928
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		28.031.788		26.712.413
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.016.404		45.654.598

	2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:		
- Καταθέσεις	1.229.140	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	368.910	1.598.050
Υποχρεώσεις προς πελάτες:		
- Καταθέσεις	16.328.784	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.543.449	
	19.872.233	
- Επιταγές και εντολές πληρωτέες	137.527	20.009.760
Ομολογιακά δάνεια		2.399.168
Λοιπά στοιχεία παθητικού		1.098.927
Προβλέψεις:		
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	10.251	
- Λοιπές προβλέψεις	3.099	13.350
Δάνεια μειωμένης εξασφαλίσεως		1.149.910
Ίδια κεφάλαια:		
Μετοχικό κεφάλαιο	953.247	
Αποθεματικά	1.115.026	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(305.650)	1.762.623
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.031.788
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.016.404

Αθήναι, 18 Δεκεμβρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝ

ΓΕΩΡΓΙ

ALPHA BANK

RECEIVED
2004 APR 19 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΟΚΤΩΒΡΙΟΥ 2003
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		270.879		672.582
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		512 231		1.900.345
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις..........	3.197.665		649.206	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)..........	3.501.801	6.699.466	4.099.672	4.748.878
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	17.575.469		15.147.497	
- Λοιπές απαιτήσεις..........	30.808		24.004	
	17.606.277		15.171.501	
Μείον: Προβλέψεις	408.777	17.197.500	311.390	14.860.111
Χρεόγραφα..........		1.007.149		1.795.078
Συμμετοχές		1.625.029		1.537.818
Άυλα πάγια στοιχεία (μείον αποσβέσεις)..........		80.058		76.832
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)...		246.698		268.500
Λοιπά στοιχεία ενεργητικού		485.584		548.382
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		28.124.594		26.408.526
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		44.658.070		43.362.307

	2003	
Υποχρεώσεις προς πιστωτικά ιδρύματα:		
- Καταθέσεις..........	1.054.050	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως..........	793.159	1.847.209
Υποχρεώσεις προς πελάτες:		
- Καταθέσεις..........	17.001.009	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως..........	3.565.155	
	20.566.164	
- Επιταγές και εντολές πληρωτέες	181.577	20.747.741
Ομολογιακά δάνεια..........		1.899.168
Λοιπά στοιχεία παθητικού..........		1.015.108
Προβλέψεις:		
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία..........	10.251	
- Λοιπές προβλέψεις	3.101	13.352
Δάνεια μειωμένης εξασφαλίσεως		999.910
Ίδια κεφάλαια:		
Μετοχικό κεφάλαιο..........	768.462	
Αποθεματικά..........	1.139.294	
Υπεραξία συγχωνεύσεως προς συμψηφισμό..	(305.650)	1.602.106
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.124.594
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ..........		44.658.070

Αθήναι, 18 Δεκεμβρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗ

ΓΕΩΡΓΙΟΣ

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΗ ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ης ΣΕΠΤΕΜΒΡΙΟΥ 2003
ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

	30.9.2003		30.9.2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.227.643		1.428.993
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		903.960		3.168.241
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	1.877.221		526.854	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (reverse repos)	3.512.360	5.389.581	3.245.532	3.772.386
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	19.595.689		16.996.336	
- Λοιπές απαιτήσεις	68.201		77.354	
	19.663.890		17.073.690	
Μείον: Προβλέψεις	473.411	19.210.479	361.627	16.712.063
Χρεόγραφα		1.259.277		2.509.002
Συμμετοχές		186.804		249.884
Άυλα πάγια στοιχεία	262.226		226.241	
Μείον: Αποσβέσεις μέχρι 30.9	176.629	85.597	145.546	80.695
Ενσώματα πάγια στοιχεία	735.958		701.896	
Μείον: Αποσβέσεις μέχρι 30.9	418.806	317.152	364.124	336.772
Λοιπά στοιχεία ενεργητικού		397.715		356.935
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		227.663		327.206
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		29.205.871		28.938.177
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.310.335		49.975.772

ΠΑΘΗΤΙΚΟ

	30.9.2003		30.9.2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	812.457		1.091.618	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	820.414	1.632.871	805.786	1.897.404
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	18.617.141		18.381.511	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.147.056		5.767.184	
	21.764.197		24.148.695	
- Επιταγές και εντολές πληρωτέες	168.963	21.933.160	185.480	24.334.175
Ομολογιακά δάνεια		1.792.211		—
Λοιπά στοιχεία παθητικού		693.068		467.172
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		327.440		330.122
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	25.502		21.607	
- Λοιπές προβλέψεις	5.270	30.772	13.151	34.758
Δάνεια μειωμένης εξασφαλίσεως		761.315		592.069
Υβριδικά κεφάλαια		200.000		—
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		768.462	
Αποθεματικά	1.070.752		1.368.160	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(273.021)		(578.671)	
	1.566.193		1.557.951	
Μείον: Διαφορές ενοποιήσεως	223.523		240.143	
Μείον: Ίδιες μετοχές	42.963		378.640	
	1.299.707		939.168	
Αναλογία τρίτων	324.579	1.624.286	402.131	1.341.299
Καθαρά κέρδη 1.1 - 30.9		190.748		141.178
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		29.205.871		28.938.177
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.310.335		49.975.772

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ 1.1 - 30.9.2003

	1.1 - 30.9.2003		1.1 - 30.9.2002 (σε συγκρίσιμη βάση)		1.1 - 30.9.2002 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	1.043.210		1.058.498		1.032.502	
Μείον: Τόκοι και εξομοιούμενα έξοδα	388.309	654.901	494.499	563.999	494.499	538.003
Έσοδα από τίτλους		7.091		10.409		10.409
Προμήθειες (έσοδα μείον έξοδα)		213.639		212.995		212.995
Αποτελέσματα χρηματοοικονομικών πράξεων		110.205		69.408		69.408
Λοιπά έσοδα εκμεταλλεύσεως		6.265		12.125		117.800
Υπεραξία από συμμετοχές σε συγγενείς επιχειρήσεις εκτός ενοποιήσεως		(13.247)		(5.279)		(5.279)
Μικτά αποτελέσματα εκμεταλλεύσεως		978.853		863.657		943.336
Μείον: Αμοιβές και έξοδα προσωπικού	282.323		281.438		281.438	
Γενικά έξοδα και φόροι	169.045		166.711		164.240	
Αποσβέσεις	75.427	526.795	69.929	518.078	180.026	625.704
Πρόβλεψη για επισφαλείς απαιτήσεις	140.083		113.847		113.847	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	187		2.650		2.650	
Λοιπές προβλέψεις	3.733	144.003	8.675	125.172	8.675	125.172
Ολικά αποτελέσματα εκμεταλλεύσεως		308.055		220.407		192.460
Έκτακτα έσοδα		3.868		2.810		2.810
Έκτακτα έξοδα		(1.863)		(2.043)		(2.043)
Έκτακτα αποτελέσματα		6.520		3.529		2.751
Καθαρά κέρδη (προ φόρου)		316.583		224.703		196.958
Μείον: Φόρος εισοδήματος (πρόβλεψη)		100.220		72.314		71.021
Καθαρά κέρδη μετά από το φόρο		216.363		152.389		124.937
Μείον: Αναλογία κερδών τρίτων		25.615		11.211		10.646
Καθαρά κέρδη μετά από το φόρο και την αναλογία τρίτων		190.748		141.178		114.291

Σημειώσεις:

1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται στην ενοποίηση πέραν της "ALPHA BANK", είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λίμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Επενδύσεων Α.Ε., 8. Alpha Finance Α.Χ.Ε.Π.Ε.Υ., 9. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., 10. Alpha Συμμετοχών Ρουμανίας Α.Ε., 11. Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε., 12. Alpha Α.Ε. Επενδυτικών Συμμετοχών, 13. Alpha Αστικά Ακίνητα Α.Ε., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance US Corporation, 17. Alpha Finance Ltd Κύπρος, 18. Alpha Asset Management Α.Ε.Π.Ε.Υ., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Α.Ε. Συμμετοχών και Επενδύσεων, 23. ABC Factors A.E., 24. Ιονική Συμμετοχών Α.Ε., 25. C.B. Interleasing Southeastern Ltd., 26. Messana Holdings S.A., 27. Alpha Επαγγελματικών Ακινήτων Α.Ε., 28. Alpha Group Jersey Limited.
2. Κατά την ενοποίηση της εταιρίας Alpha Leasing A.E. οι απαιτήσεις από την εταιρία δραστηριότητες λογίζονται ως χρηματοδοτική μίσθωση (finance lease) και έγιναν οι κατάλληλες μεταβολές σε ορισμένους λογαριασμούς της λογιστικής καταστάσεως και των αποτελεσμάτων. Εξαιτίας των μεταβολών αυτών τα αποτελέσματα του εννεαμήνου 2003 είναι μειωμένα κατά Ευρώ 1,6 εκατ. και του εννεαμήνου 2002 αυξημένα κατά Ευρώ 3,1 εκατ.
3. Η Έκτακτη Γενική Συνέλευση των Μετόχων της Τραπέζης, κάνοντας χρήση της δυνατότητας που παρέχει ο Ν. 3091/2002, ενέκρινε το συμψηφισμό με αποθεματικό, ισόποσα στις χρήσεις 2003 και 2004, της αναπόσβεστης με 31.12.2001 υπεραξίας (goodwill) που προέκυψε στη χρήση 2000 από τη συγχώνευση της Τραπέζης με την πρώην Ιονική Τράπεζα. Έτσι, οι αποσβέσεις της υπεραξίας που εμφανίζονταν στο εννεάμηνο του 2002 ύψους Ευρώ 25 εκατ., για να καταστούν τα μεγέθη συγκρίσιμα, δεν εμφανίζονται.
4. Βάσει πρόσφατης αναλογιστικής μελέτης, και μετά την επιβάρυνση των αποτελεσμάτων του εννεαμήνου 2003 με ποσό Ευρώ 41,4 εκατ., για κάλυψη υποχρεώσεων της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του προσωπικού της, εκτιμάται ότι θα απαιτηθούν πρόσθετα Ευρώ 134,2 εκατ. περίπου (προεξοφλημένο ποσό) για την πλήρη κάλυψη των υποχρεώσεων αυτών.
5. Το σύνολο σχεδόν των εταιριών του ομίλου έχει ελεγχθεί φορολογικά έως τη χρήση 1999.
6. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
7. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του ομίλου.
8. Ο αριθμός του απασχολούμενου προσωπικού την 30.9.2003 ήταν 9.350 άτομα, έναντι 9.765 την 30.9.2002.
9. Οι βασικές λογιστικές αρχές που ακολούθησαν οι εταιρίες του χρηματοπιστωτικού τομέα της ALPHA BANK για την κατάρτιση των λογιστικών καταστάσεων τους είναι ίδιες με εκείνες που εφαρμόσθηκαν για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2002 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920, εκτός της μεταβολής που αναφέρεται στην ανωτέρω σημείωση 2.

Αθήνα, 6 Νοεμβρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ης ΣΕΠΤΕΜΒΡΙΟΥ 2003 (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

	30.9.2003		30.9.2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.000.638		1.154.081
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		903.960		3.168.241
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	2.014.435		629.461	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	3.505.480	5.519.915	3.245.532	3.874.993
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	17.360.098		14.891.447	
- Λοιπές απαιτήσεις	37.773		28.362	
	17.397.871		14.919.809	
Μείον: Προβλέψεις	408.777	16.989.094	311.390	14.608.419
Χρεόγραφα		938.059		1.781.148
Συμμετοχές		1.611.540		1.532.632
Άυλα πάγια στοιχεία	231.901		201.080	
Μείον: Αποσβέσεις μέχρι 30.9	152.153	79.748	124.491	76.589
Ενσώματα πάγια στοιχεία	616.216		590.557	
Μείον: Αποσβέσεις μέχρι 30.9	370.989	245.227	323.577	266.980
Λοιπά στοιχεία ενεργητικού		373.654		338.805
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		204.800		295.990
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**27.866.635**		**27.097.878**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**44.358.953**		**45.384.009**

ΠΑΘΗΤΙΚΟ

	30.9.2003		30.9.2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	969.649		1.299.357	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	820.414	1.790.063	605.787	1.905.144
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	17.055.327		16.306.894	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	3.378.527		5.892.025	
	20.433.854		22.198.919	
- Επιταγές και εντολές πληρωτέες	168.526	20.602.380	184.942	22.383.861
Ομολογιακά δάνεια		1.899.168		–
Λοιπά στοιχεία παθητικού		615.730		379.646
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		190.284		174.825
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	10.251		10.162	
- Λοιπές προβλέψεις	3.105	13.356	12.965	23.127
Δάνεια μειωμένης εξασφαλίσεως		999.910		600.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		768.462	
Αποθεματικά	1.139.294		1.345.136	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(305.650)	1.602.106	(611.301)	1.502.297
Καθαρά κέρδη εννεαμήνου 1.1 - 30.9		153.638		128.978
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**27.866.635**		**27.097.878**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**44.358.953**		**45.384.009**

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΕΝΝΕΑΜΗΝΟΥ 1.1 - 30.9.2003

	1.1 - 30.9.2003		1.1 - 30.9.2002 (σε συγκρίσιμη βάση)		1.1 - 30.9.2002 (όπως δημοσιεύθηκε)	
Τόκοι και εξομοιούμενα έσοδα	920.455		921.038		921.038	
Μείον: Τόκοι και εξομοιούμενα έξοδα	355.661	564.794	445.854	475.184	445.854	475.184
Έσοδα από τίτλους		14.568		14.363		14.363
Προμήθειες (έσοδα μείον έξοδα)		165.581		170.207		170.207
Αποτελέσματα χρηματοοικονομικών πράξεων		57.580		65.044		65.044
Λοιπά έσοδα εκμεταλλεύσεως		5.894		7.430		7.430
Μικτά αποτελέσματα εκμεταλλεύσεως		808.417		732.228		732.228
Μείον: Αμοιβές και έξοδα προσωπικού	240.211		239.400		239.400	
Γενικά έξοδα και φόροι	151.763		145.155		145.155	
Αποσβέσεις	66.977	458.951	61.063	445.618	86.112	470.667
Πρόβλεψη για επισφαλείς απαιτήσεις	122.670		101.560		101.560	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	–		2.534		2.534	
Λοιπές προβλέψεις	340	123.010	106	104.200	106	104.200
Ολικά αποτελέσματα εκμεταλλεύσεως		226.456		182.410		157.361
Έκτακτα έσοδα		2.481		1.979		1.979
Έκτακτα έξοδα		(1.370)		(1.241)		(1.241)
Έκτακτα αποτελέσματα		6.756		2.599		2.599
Καθαρά κέρδη (προ φόρου)		234.323		185.747		160.698
Μείον: Φόρος εισοδήματος (πρόβλεψη)		80.685		56.769		52.520
Καθαρά κέρδη μετά από το φόρο		153.638		128.978		108.178

Σημειώσεις:

1. Η Ετήσια Τακτική Γενική Συνέλευση των Μετόχων της Τραπέζης, κάνοντας χρήση της δυνατότητας που παρέχει ο Ν. 3091/2002, ενέκρινε το συμψηφισμό με αποθεματικά, ισόποσα στις χρήσεις 2003 και 2004, της αναπόσβεστης με 31.12.2001 υπεραξίας (goodwill), ύψους Ευρώ 611,3 εκατ., που προέκυψε στη χρήση 2000 από τη συγχώνευση της Τραπέζης με την πρώην Ιονική Τράπεζα. Έτσι, οι αποσβέσεις της υπεραξίας που εμφανίζονταν στο εννεάμηνο του 2002 ύψους Ευρώ 25 εκατ., για να καταστούν τα μεγέθη συγκρίσιμα, δεν εμφανίζονται.
2. Ο φόρος εισοδήματος του εννεαμήνου 2002 υπολογίσθηκε με βάση τον τελικό φορολογικό συντελεστή που προέκυψε στον Ισολογισμό της 31.12.2002.
3. Βάσει πρόσφατης αναλογιστικής μελέτης, και μετά την επιβάρυνση των αποτελεσμάτων του εννεαμήνου 2003 με ποσό Ευρώ 41,4 εκατ., για κάλυψη υποχρεώσεων της Τραπέζης προς το Ταμείο Αλληλοβοηθείας του προσωπικού της, εκτιμάται ότι θα απαιτηθούν πρόσθετα Ευρώ 134,2 εκατ. περίπου (αποφορολογημένο ποσό) για την πλήρη κάλυψη των υποχρεώσεων αυτών.
4. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 1999.
5. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης.
7. Ο αριθμός του απασχολουμένου προσωπικού την 30.9.2003 ήταν 7.495 άτομα, έναντι 7.878 την 30.9.2002.
8. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος
9. Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 30.9.2003, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2002 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήναι, 6 Νοεμβρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΑΥΓΟΥΣΤΟΥ 2003

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2003		2002	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		760.494		760.035
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		2.198.569		3.516.210
Απαιτήσεις κατά πιστωτικών ιδρυμάτων:				
- Καταθέσεις	1.764.771		580.297	
- Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)	2.515.824	4.280.595	2.663.947	3.244.244
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	17.450.407		14.646.555	
- Λοιπές απαιτήσεις	33.229		24.021	
	17.483.636		14.670.576	
Μείον: Προβλέψεις	369.000	17.114.636	276.000	14.394.576
Χρεόγραφα		1.331.357		1.930.645
Συμμετοχές		1.824.603		1.515.124
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		75.573		74.030
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		252.085		272.750
Λοιπά στοιχεία ενεργητικού		555.757		606.829
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		28.164.034		26.320.430
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.911.905		45.763.461

ΠΑΘΗΤΙΚΟ

	2003		2002	
Υποχρεώσεις προς πιστωτικά ιδρύματα:				
- Καταθέσεις	1.768.390		1.542.895	
Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.074.932	2.843.322	453.261	1.996.156
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.637.136		15.477.702	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.783.526		6.086.308	
	20.420.662		21.564.010	
- Επιταγές και εντολές πληρωτέες	141.363	20.652.025	165.533	21.729.543
Ομολογιακά δάνεια		1.299.163		—
Λοιπά στοιχεία παθητικού		843.022		545.342
Προβλέψεις:				
Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	11.670		9.021	
Λοιπές προβλέψεις	3.120	14.790	12.935	21.956
Δάνεια μειωμένης εξασφαλίσεως		999.610		525.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	763.462		763.462	
Αποθεματικά	1.138.565		1.345.245	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	(305.650)	1.601.757	(611.301)	1.502.406
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		28.164.034		26.320.430
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.911.905		45.763.461

Αθήνα, 14 Οκτωβρίου 2003

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF ALPHA BANK ON MARCH 30, 2004
Euro 0.60 DIVIDEND PER SHARE, PAYABLE ON APRIL 15, 2004
2:10 SHARES GRATIS
SHARE BUY-BACK SCHEME
STATEMENT BY THE CHAIRMAN OF THE BOARD OF DIRECTORS, Mr. YANNIS S. COSTOPOULOS
[30/3/2004]

At the Ordinary General Meeting of the Shareholders of Alpha Bank, which took place today, the Chairman of the Board of Directors and Managing Director Mr. Yannis S. Costopoulos announced that the year 2003 had been a significant year for the Alpha Bank Group, during which the Group's activities grew and expanded, while profitability increased in all sectors.

In the past year, the Bank posted operating revenues, which in conjunction with the restriction of operating costs and the conservative risk policy, create the preconditions for a further expansion of activities and increased profitability.

A noteworthy development was the reinforcement of the Bank's capital base, mainly through the sale of the Bank's treasury stock to institutional investors; the sale was fully successful underlining the Bank's prestige in the Greek and international markets, and initiating the rise in the Athens stock market.

The Bank's capital base was further reinforced:
Firstly, through the readjustment of the value of real estate at the end of the year, in accordance with a recent legislative provision concerning the transition to International Accounting Standards; and secondly, through the absorption of Alpha Investments by the Bank, in the context of the Group's ongoing efforts to rationalise its structure.

Return on equity rose to 18.2%, up from 17.9% in the previous year. The capital adequacy ratio rose sharply to 14.6% at the end of 2003, up from 9.8% in 2002, while Tier I capital ratio stood at 10.4%, up from 6.9%.

In 2003 the Group's net earnings after tax and minority rights grew by 63% and amounted to Euro 284.2 million, as against Euro 174.4 million in 2002.

A large part of the growth and improvement in operating profitability posted by the Bank was derived from the marked expansion of Branch Network activities, with the result that Network earnings before tax grew by 34% and amounted to approximately Euro 250 million, up from Euro 190 million in 2002.

The cost / income ratio improved considerably and stood at 54.2% (down from 60.8% in 2002) thanks to an increase in revenue and the restriction of expenditure. This performance is the best in the Greek market and one of the best internationally.

The growth rate projected for the forthcoming years shall be based on the Bank's powerful capital structure, and will be accompanied by a dividend policy providing for the distribution of 40-50% of earnings. A dividend of Euro 0.60 per share is proposed for 2003, payable on April 15, 2004.

The Alpha Bank Group has been active abroad for more than fifteen years and currently operates in eight countries with 67 Branches and 1,400 employees, deployed either at the Bank's Branches, or in Banks fully controlled by it.
The banking units in these countries are flanked by subsidiary companies of the financial sector, offering banking, brokerage, investment, insurance and leasing services. The total assets of units outside Greece accounted in 2003 for 16% of total Group assets. In South-East Europe in particular, deposits grew by 27%, loans by 47%, and earnings before tax by 27% as against 2002.

During 2003, special emphasis was given to promotional activities for the Group's products, especially in banking services to individuals and small and medium sized enterprises.
In the loan sector, Housing Loans increased by approximately 30%.

Consumer loans and credit cards also grew by approximately 30%. In the card sector, and in the context of the Olympic Sponsorship, we issue jointly with OTE (Telecommunications Corporation) and COSMOTE (mobile telephony) the ATHENS 2004 VISA credit card, which supports the "Epathlon", a scheme rewarding users of the products marketed by the three grand sponsors.

It must be noted that the Bank is the largest issuer of Visa cards in Greece, and holds the top position in average monthly volume of transactions per card. It also holds the top position as regards the issue of debit cards and Visa acquiring. Alpha Bank is the only Greek Bank offering the American Express card.

Aiming at restricting costs further and providing better service to corporate clients, in September 2003 we concluded an agreement with Eurobank, establishing a company to develop a new, modern, uniform POS terminal network enabling safe and fast processing of transactions in an electronic environment.
The new, uniform network simplifies and encourages the widespread acceptance of all Visa, Mastercard, American Express, and Euroline cards by firms. The related pilot application is now in progress.

****

Loans to small and medium sized enterprises, which constitute the backbone of the Bank's customer base, increased by 13% in 2003. A number of comprehensive products and services were designed and marketed in this context, such as Alpha Pentathlon, a specially designed reward scheme that is exclusively addressed to firms and professionals with an annual turnover of up to Euro 1 million.

As regards deposits, new investment products were created offering different returns, depending on the clientele's requirements. In addition, improvements were made in deposit and investment capital guaranteed products, which offer the possibility of higher returns.

Alpha 1 | 2 | 3 Youth line for children, teenagers and young people was developed to help parents cover the needs of their children at every stage of their life.

****

During 2003, Alpha Bank undertook an extensive Branch merger, relocation and renovation programme. Besides the merging of Branches, new Branches commenced operations in areas where the Bank previously had no presence, so that at the end of 2003 the Network numbered 369 Branches in Greece and 67 abroad.

We also applied a successful voluntary retirement scheme, through which 470 employees left the Bank in 2003. At the end of the year the Bank's Personnel numbered 7,412 employees, covered, since June 2003, by unified Personnel Regulations, irrespective of their bank of origin.

Special attention is given to maintaining at high levels the quality of the loan portfolio. Our main aim is to evaluate credit applications correctly and in a timely manner, by applying modern procedures and evaluation systems. Such procedures are constantly being improved, as are our rating and risk-monitoring systems, depending on the class of creditor and the financing products involved.
It must be noted that the Bank maintained the lowest index of the market as regards non-performing loans, which at the end of the year did not exceed 2.8% of total loans.

****

The main objective of the Bank in forthcoming years is to maximise the value of the Group by strengthening its prestige, reliability and role in the domestic market and in all the countries in which it is active.

Mr. Costopoulos noted that the year 2004 is a year in which Alpha Bank contributes very significantly to national causes. The Bank was among the main supporters of the exhibition held in New York's Metropolitan Museum of Art "Byzantium: Faith and Fortitude (1261-1557)", which was inaugurated on March 15, 2004. This exhibition contributes to the positive projection of Hellenism in the United States, a few months prior to the Olympic Games.

Another very significant event, for the Bank as Grand Sponsor and our country as a whole, are the ATHENS 2004 Olympic Games.
By supporting this great national event, the Bank reinforces its customer relationships, has the exclusive right to offer a range of banking and financial services, and develops associations with other sponsors and entities involved in organising the Games. Concurrently, it disseminates the Olympic Spirit via the programmes and events it organises in the context of the Sponsorship, such as the Panorama of Olympic Sports, thus contributing on an ongoing basis to the general public's response and participation.

The General Meeting approved a share capital increase through the capitalisation of Euro 319 million, part of the surplus value derived from the readjustment of the value of real estate, the distribution of gratis shares at a ratio of 2:10 and the readjustment of the share's nominal value to Euro 5.42.

The General Meeting also approved a share buy-back scheme up to 3% of the share capital. The possibility to buy-back shares has been granted for a 12-month period, and the shares may be bought at any price within the limit of the share's closing price at the Stock Exchange on 29.03.04, i.e. at Euro 25.98.

Athens, March 30, 2004

ALPHA BANK GROUP RESULTS UP 63% IN 2003 - PROFITS EURO 284.2 MILLION - DIVIDEND EURO 0.60 PER SHARE [25/2/2004]

Strong rebound in earnings and increase in shareholder equity

"Alpha Bank's longstanding commitment to creating value for customers and shareholders underpins our impressive performance and strengthened market position in 2003. We have mobilised existing and new revenue streams in all business areas while building our brand further and enhancing customer loyalty. Substantial cost savings have resulted from group-wide restructuring. With the consolidation of back-office operations and the redeployment of our Branch network, we have optimised the use of systems and allowed for better staff development opportunities, generating significant productivity gains. Furthermore, specific initiatives were implemented more than doubling our capital base. As a result, Alpha Bank is ready to take on the challenges of the future. A future that promises to be rewarding. Our business expands steadily in Greece, one of the fastest growing economies in the Eurozone, and in Southeasteam Europe, an area in which Greek businesses play a key role. Moreover, we at Alpha Bank are extremely proud to be associated as the Official Bank with one of the largest national endeavours, the 2004 Athens Olympic Games. We are already sharing in the success of the Games whose longer-term benefits will continue to impact positively on our profitability in the future. "

Yannis S. Costopoulos, Chairman and Managing Director

FINANCIAL SUMMARY

- **Net profit after tax and minorities up 63% to Euro 284.2 million (Euro 174.4 million in 2002)**
- **Shareholder equity up 116.3% to Euro 2,141 million (Euro 990 million in 2002)**
- **Net Interest Income increased by 16.6% to Euro 892.4 million. (Euro 765.5 million in 2002)**
- **Cost to income ratio further improved to 54.2% (60.8% in 2002)**
- **Return on equity increased to 18.2% (17.9% in 2002)**

KEY HIGHLIGHTS

- **Organic growth fuelled by sound retail lending expansion**

  Retail and SME lending grew by 29.2% and 13.2% respectively compared to 2002, with earnings before taxes in Retail and Commercial Banking Business Unit rising by 34% to Euro 251,2 million, as a result of an enhanced product range and better spreads.
- **Tangible results from cost containment**

  Network redeployment progressed smoothly during the course of the year. Mergers of Branches with overlapping activity took place in 49 locations while 14 new Branches opened up in Greece and abroad, improving the geographical presence of the Group. In parallel, personnel numbers were reduced by 4.7% as the application of new technologies and organisational changes continue to improve our productivity.
- **Targeted financial initiatives leverage capital position**

  In 2003, our capital base was significantly strengthened, beyond retained earnings, due to Treasury shares sales to institutional investors and the revaluation of our real estate at the end of the year, as provided for by a recent law in preparation for the introduction of International Financial Reporting Standards (IFRS). As a consequence, capital adequacy ratios rose from 9.8% (total capital) and 6.9% (Tier I) in 2002 to 14.6% and 10.4% respectively in 2003.

TABLE 1
ALPHA BANK : RESULTS 2003

In Euro million	On a consolidated basis						
	2003	2002	Δ%	Q4	Q3	Q2	Q1
Net interest Income	892.4	765.5	16.6%	237.5	229.9	214.9	210.1
Non-interest income	426.4	388.6	9.7%	105.3	116.8	103.9	100.5
Operating Expenses	714.9	701.6	1.9%	188.2	177.4	177.3	172.0
Provisions	212.3	175.7	20.9%	68.3	49.1	47.1	47.8
Net profit after tax and minorities	284.2	174.4	63.0%	96.3	70.2	58.0	59.8

- **PROFITABILITY**

  Net profit after tax and minorities on a consolidated basis posted an increase of 63% to Euro 284.2 million as compared with Euro 174.4 million in 2002, resulting mainly from inroads into the higher margin retail lending business and the strict cost containment programme implemented consistently. Core operating income increased by 12.8% driven by a 16.6% increase in net interest income and a 3% increase in adjusted fee and commission income.

  Net interest margin posted an impressive increase year on year, reaching 3.0% from 2.68% in 2002 mainly due to volume increase of higher spread consumer loans, gradual maturity (to higher spreads)

of low introduction rate mortgage loans and improvement of SME loan spreads. The net interest margin in Q4 reached 3.17%.

With respect to fee and commission revenue, there has been an acceleration in Q4 coming from bank charges and loan application fees (mainly mortgages and consumer loans), as well as from mutual funds, brokerage fees and investment banking services, in line with the improvement in market conditions. Fee and commission revenue is expected to be strengthened even further this year following the recently adopted pricing policy affecting traditional banking services as well as because of higher volume growth in overall commission-generating services in 2004.

Income from financial operations added substantially to profitability rising to Euro 111.8 million, on the back of modest position taking in government and corporate bond markets and the liquidation of Alpha Investments' equity portfolio.

Overall profitability was further enhanced by the reduction of the nominal tax rate by 5 percentage points as applicable in the case of Alpha Investments absorption. The merger with the Group's closed-end fund, announced in June 2003, was finally concluded at the end of November 2003. The same tax benefit will also apply in the 2004 results. Finally, profitability was supported by the realisation of extraordinary profits from the sale of Group real estate assets especially during the last quarter of the year.

◇ CUSTOMER FINANCING

Overall lending grew by 13.2% year-on-year, on account of a 29.2% increase in retail lending (including mortgages and consumer credit) which now represent 28% of our total loan portfolio against 25% in 2002. The shift towards retail lending has been supported since July 2003 by the full liberalisation of consumer credit and the launching of operations of the Credit Bureau of Teiresias, the credit databank company in Greece, which began collecting credit histories of individual consumer loan and mortgage borrowers for the first time. As a result, consumer credit was boosted to Euro 1,267 million rising by 29.7% while mortgages grew by 29% reaching Euro 3,848 million. Market share in retail lending has increased from 9.5% in 2001 to 13% in 2003, following our successful drive to expand our retail business since 2001.

Loans to small and medium size enterprises (SMEs), which constitute the backbone of our client base grew by 13.2%. Large corporate lending expanded by a 3.5%, despite a 20% US dollar fall during 2003 which affected primarily the shipping loan portfolio (entirely denominated in US dollars) as well as a significant portion of the corporate banking portfolio (syndicated loans primarily). In addition, the shipping portfolio was affected by prepayments as a result of vessel sales following the recent shipping industry rebound.

◇ CREDIT QUALITY

During 2003, the Bank continued to strengthen its internal credit risk management models both for commercial enterprises and retail customers. Moreover, in view of the introduction of IFRS when only specific provisions will be allowed, we have modified our writing-off policy in line with the regulatory authorities framework. Accordingly, given lower write-offs, we now fully provide for the additional bad debts through a specific reserve, while for the remaining non-performing loans (NPLs defined as loans in arrears for more than 90 days) we provide through a general reserve according to expected default and estimated recovery given default. Provisioning continued in 2003 at the tax efficient rate of 1% of average loans, bringing total reserves to Euro 508.2 million, or 2.5% of total loans of which 0.6 percentage points represent specific reserves and 1.9 percentage points general reserves. The NPL ratio stood at 3% at end 2003 having risen slightly from 2.9% in 2002, being the lowest in the market. General reserves coverage of NPLs amounted to 63% being on a rising trend. The Bank monitors actively the adequacy of NPL coverage on a sectoral basis, which currently stands at more than satisfactory levels.

◇ CUSTOMER FUNDS

Customer funds which include deposits, repos, bonds, mutual funds, private banking etc. increased by 6.7% to Euro 32.1 billion in 2003. Traditional sight and saving deposits rose by 6.1%, a result which is satisfactory given low returns. During 2003, the shift from money-market deposits towards longer-term investment products, such as Alpha Bank bonds for retail customers and capital guarantee products was intensified. Alpha Bank bond sales to customers reached Euro 1 billion since May 2003 when first launched. In the context of broadening client alternatives, new investment products, namely Alpha Plus, have been launched since November 2003 combining repos with higher yielding investments in mutual funds.

Portfolio management customer assets (private banking and prime brokerage), money market mutual funds and other mutual funds posted impressive growth of 73.7%, 54.2% and 33.1% respectively, more than offsetting the shift of funds out of repos (-41%). Our mutual funds' remarkable performance during 2003 was driven by effective fund management and new product development coupled with improving stock market conditions. Funds under management reached Euro 4.6 billion raising Alpha Bank's market share to 15%. Equity mutual funds were the unquestionable leaders with a market share of 22.1%, including two of the largest Greek funds, which achieved returns of over 33% and

29% year on year. Additionally, both balanced and bond mutual funds continued to rank among the top funds in the market in terms of returns.

CAPITAL BASE

In 2003, a series of events led to a substantial increase of our capital base over and above what was needed to fund business growth and pay dividends. The sale of Treasury shares raised shareholders' equity by Euro 383 million while the revaluation of the Group's real estate holdings (as provided for by a recently adopted law in preparation for IFRS introduction from 2005) added another Euro 464 million. These capital injections, together with retained earnings, led to an increase of shareholders' equity to Euro 2,141 million at end-2003 (+116.3%). As a result, the overall capital adequacy ratio reached at end-2003 14.6% for total capital and 10.4% for Tier I.

COST CONTROL

In 2003, operating expenses including depreciation and amortisation increased modestly by 1.9% to Euro 714.9 million. Staff costs decreased marginally by 0.5% to Euro 327.6 million whereas payments to the employee pension fund increased by 22.6% following additional payments mandated by the annual actuarial study completed in September 2003. General expenses recorded an increase of 4% rising to Euro 244.2 million, attributable mainly to higher advertising costs covering the promotional effort of newly introduced products while IT processing and maintenance expenses fell by 0.9% during the period. Cost control proved largely effective in Group subsidiaries as their expenses also dropped by 10%. As a consequence, the cost-to-income ratio improved substantially posting an all-time low of 54.2% from 60.8% in 2002.

More specifically:

> Branch network redeployment was completed, with the merger of 49 Branches and the opening of 14 new Branches in Greece and abroad, aiming to eliminate duplication without customer service disruptions. Additionally, staff numbers have been significantly reduced in 2003, by 4.7% at Group level on a net basis. Staff departures reached 681 individuals in total, a big part of which was due to the implementation of the early retirement programme whose success exceeded our expectations.

> Our focus on re-engineering and process automation combined with the creation of specialised by product nation-wide operational centers of excellence is expected to yield additional benefits in the years to come. Some of these projects have been already completed having immediate effect on reduction of costs and headcount, such as outsourcing (centralisation) of chequebook issuing, consolidation of homogenous activities throughout the Bank, centralisation of SWIFT capabilities of the international subsidiaries etc. Other projects are in advanced implementation stage such as development of payments and cash management systems, accounting processes re-engineering, consolidation of cheque processing imaging-based, International Trade operations processing Centre, Letters of Guarantee processing Centre, e-procurement and so on.

CONTINUING MARKETING INITIATIVES IN RETAIL AND SME BANKING

During 2003, the Bank intensified its marketing efforts to gain market share and improve customer satisfaction.

These included:

> **Alpha 1|2|3 Youth Line**, a banking relationship offering complemented with customer loyalty rewards – more than 26,000 accounts, 67% of which refer to the younger segment of the target group (under the age of 14).
> **Pentathlon**, a loyalty reward scheme aimed at small businesses and professionals to boost cross selling - approximately 4,000 relationships (6% of which relate to new customers). Products included in the programme refer to loans (43%) and deposits (32%), with the remainder being cards and other Group products.
> **Epathlon**, a multi-retailer customer loyalty scheme for individuals, co-managed with Grand Olympic Sponsors OTE and Cosmote – nearly 113,000 VISA cards.
> **American Express** products ranging from credit cards for the wider public (Blue card) to charge cards for the affluent market segment (Platinum and Centurion) and corporate cards in an international edition, which will be launched in 2004.

As a result of our Bank's ongoing promotional activity, a total of 330,000 new credit and debit cards came in force during 2003, representing a considerable increase of 20.5%. Total cards in force stood at 1.94 million at end-2003.

Moreover, Alpha Bank directs its efforts towards broadening its alternative distribution channels. The utilisation of electronic card systems is expected to improve significantly through the development, in co-operation with EFG Eurobank, of an integrated, technologically advanced POS-terminals' platform. In parallel, emphasis is given on the conclusion of agreements with retailers for extending consumer loans to their customers and on attracting new retail customers from the staff of corporate clients for which we provide payroll services.

DIVIDEND POLICY – ISSUANCE OF BONUS SHARES – SHARE BUYBACK PROGRAMME

The Board of Directors, taking into account the significant improvement of the profitability and

the impressive strengthening of the capital base and having full confidence on the ability of the Bank to sustain growth in the future according to its strategic objectives, decided to propose to the General Meeting for approval the following:

- Euro 0.60 dividend per share compared to Euro 0.40 in 2002, representing an increase of 50%.
- Two (2) bonus for every ten (10) shares held owing to the capitalisation of the revaluation of real estate assets.
- Establishment of a share buyback programme for share price stabilisation purposes.

- Assets - liabilities and off balance sheet items
- Customer financing
- Net interest income breakdown
- Commisions & expenses 2002-2003
- Commisions & expenses Q-Q

Consolidated Financial Statements 2003
Financial Statements 2003

Athens, February 25, 2004

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS

in Euro million

	31/12/2003	30/9/2003	30/6/2003	31/3/2003	31/12/2002	30/9/2002	30/6/2002	31/3/2002
Assets	30.803	29.206	29.182	30.020	28.855	28.938	27.772	28.683
Loans	20.260	19.596	19.244	18.566	17.904	16.996	16.393	15.717
Securities	1.717	2.163	2.342	4.095	4.433	5.671	6.835	9.023
Deposits & repos	21.655	21.764	22.238	22.634	23.004	24.149	23.100	23.847
Private Banking customer assets	2.539	2.146	1.827	1.414	1.462	1299	1.254	1.057
Mutual funds	4.466	4.456	4.505	3.621	3.103	3.093	3.371	3.671
Senior Debt	2.138	1.792	780	....	....	....	....	....
of which: Retail	*1.045*	*959*	*422*					
Subordinated Debt	891	781	675	638	582	592	525	450
Hybrid instruments	225	200	200	193	181	....	....	....
Shareholders Equity	2.141	1.300	970	982	990	939	978	962
Minority Interests	113	325	317	327	326	402	403	415

RESULTS

in Euro million

	2003	2002	%	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Operating income	1318,7	1154,0	14,3%	342,7	346,7	318,7	310,6
Net interest income	*892,4*	*765,5*	16,6%	*237,5*	*229,9*	*214,9*	*210,1*
Net commission income	*297,0*	*292,2*	1,7%	*86,2*	*77,3*	*68,9*	*64,6*
Income from financial operations	*111,8*	*71,7*	55,9%	*1,6*	*45,8*	*29,9*	*34,5*
Other income	*17,6*	*24,7*	-28,7%	*17,5*	*-6,3*	*5,1*	*1,4*
Operating expenses	714,9	701,6	1,9%	188,2	177,4	177,3	172,0
Staff costs	*380,0*	*372,1*	2,1%	*97,7*	*97,4*	*90,7*	*94,1*
Current payments	*327,6*	*329,4*	-0,5%	*84,6*	*79,5*	*80,0*	*83,4*
Payments to Pension Fund	*52,4*	*42,7*	22,6%	*13,1*	*17,9*	*10,7*	*10,7*
General expenses	*244,2*	*234,8*	4,0%	*75,2*	*55,5*	*60,8*	*52,8*
Depreciation and amortization expenses	*90,8*	*94,8*	-4,3%	*15,4*	*24,5*	*25,8*	*25,1*
Provisions	212,3	175,7	20,9%	68,3	49,1	47,1	47,8
Loan Provisions	*194,0*	*157,1*	*23,5%*	*53,9*	*48,5*	*46,3*	*45,3*
Other Provisions	*18,3*	*18,6*	*-1,5%*	*14,4*	*0,6*	*0,8*	*2,5*
Extraordinary items	25,1	5,7	341,1%	16,6	4,5	1,5	2,5
Net profit before tax and minority interests	416,6	282,4	47,5%	102,9	124,7	95,7	93,4
Taxes	125,6	99,5	26,2%	25,4	38,3	30,2	31,7
Minority interests	6,8	8,5	-20,1%	-18,8	16,2	7,5	1,9
Net profit	284,2	174,4	63,0%	96,3	70,2	58,0	59,8
Operating earnings (*)	279,7	205,0	36,4%	84,6	74,3	64,4	56,4

(*) Net profit before tax and minority interests excluding extraordinary items and income from financial operations

RATIOS

	2003	2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income / average assets - MARGIN	3,00%	2,68%	3,17%	3,15%	2,90%	2,85%
Cost to income ratio	54,2%	60,8%	54,9%	51,2%	55,6%	55,4%
Return on equity after tax and minorities -ROE	18,2%	17,9%	22,4%	24,7%	23,8%	24,2%
Return on assets before tax and minorities -ROA	1,40%	1,00%	1,37%	1,71%	1,29%	1,27%
Capital Adequacy Ratio (Total)	14,6%	9,8%	14,5%	12,6%	10,2%	10,0%
Capital Adequacy Ratio (Tier I)	10,4%	6,9%	10,6%	9,0%	7,1%	7,0%

(in Euro million)

	December 2003	December 2002	% change
Loans (consolidated base)	**20.260**	**17.904**	**13,2%**
Banking	19.204	16.946	13,3%
Domestic	*17.140*	*15.094*	*13,6%*
International	*2.064*	*1.851*	*11,5%*
Leasing	648	624	3,9%
Factoring	408	334	22,1%
Loans (Bank only - MIS data)	**18.128**	**15.884**	**14,1%**
Mortgages	3.848	2.982	29,0%
Consumer Loans	787	584	34,8%
Credit Cards	480	393	22,1%
SMEs (*)	7.793	6.883	13,2%
Large Corporates (*)	5.220	5.042	3,5%
	December 2003	December 2002	% change
Deposits & Repos (consolidated base)	**21.655**	**23.005**	**-5,9%**
Alpha Bank	19.680	20.965	-6,1%
Sight Deposits	*4.291*	*4.022*	*6,7%*
Saving Deposits	*8.572*	*8.189*	*4,7%*
Time Deposits (including Repos)	*6.817*	*8.754*	*-22,1%*
Bank Subsidiaries	1.975	2.040	-3,2%
Customer deposits and assets under management (MIS data)	**32.114**	**30.097**	**6,7%**
Deposits & Repos (**)	21.461	22.097	-2,9%
Bond Sales	3.648	3.435	6,2%
of which: Alpha Bank bonds	*1.045*	......	
Money Market Mutual Funds	2.462	1.597	54,2%
Other Mutual Funds	2.004	1.506	33,1%
Portfolio Management	2.539	1.462	73,7%

(*) SMEs are defined as companies which have been extended up to Euro 50 million of credit limits, and Large Corporates companies with more than Euro 50 million of limits

(**) without customer funds allocated to other entities to avoid double counting

Net Interest Income (Alpha Bank only) *In Euro million*

	Q4 2003			Q3 2003			Q2 2003			Q1 2003		
	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread
TOTAL		**202,3**			**196,8**			**186,6**			**181,6**	
of which:												
Bonds	1.508	9,1	2,41%	2.769	13,3	1,92%	2.408	12,7	2,11%	3.068	14,8	1,84%
Deposits & Repos	19.044	45,8	0,86%	18.900	47,0	0,94%	19.564	47,8	0,98%	20.092	55,6	1,11%
of which: repos	3.528	0,4	0,05%	3.776	0,6	0,06%	4.172	0,6	0,06%	5.640	1,0	0,07%
Loans	18.020	136,2	3,02%	17.688	129,5	2,93%	17.006	119,5	2,81%	16.404	104,6	2,55%
of which:												
consumer credit	1.186	23,0	7,76%	1.044	19,6	7,51%	1.016	18,3	7,20%	958	16,4	6,85%
mortgage credit	3.709	25,1	2,71%	3.537	23,3	2,64%	3.332	20,2	2,42%	3.082	15,9	2,06%
Memorandum item												
**Retail NII / Loans NII*	35,3%			33,1%			32,2%			30,9%		

	Q4 2002			Q3 2002			Q2 2002			Q1 2002			2002		
	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread
TOTAL		**172,3**			**167,3**			**158,3**			**149,6**			**647,5**	
of which:															
Bonds	3.604	11,9	1,32%	5.142	12,4	0,96%	6.573	14,4	0,88%	7.173	13,0	0,72%	5.623	51,7	0,91%
Deposits & Repos	20.335	66,6	1,31%	20.867	54,9	1,05%	20.578	56,1	1,09%	21.855	54,3	0,99%	20.859	231,9	1,11%
of which: repos	5.988	1,8	0,12%	6.126	2,2	0,14%	6.408	2,2	0,13%	6.890	2,2	0,13%	6.352	8,3	0,13%
Loans	15.192	88,8	2,37%	15.160	87,2	2,30%	14.245	82,0	2,30%	13.491	77,6	2,30%	14.447	335,8	2,32%
of which:															
consumer credit	860	13,1	6,10%	926	15,1	6,52%	830	12,7	6,14%	760	11,7	6,13%	844	52,6	6,15%
mortgage credit	2.680	11,9	1,77%	2.330	8,7	1,49%	1.947	7,7	1,58%	1.585	6,9	1,74%	2.139	35,2	1,62%
Memorandum item															
**Retail NII / Loans NII*	27,8%			27,3%			24,8%			23,8%			26,1%		

	2003			2002		
	Average balances	NII	Spread	Average balances	NII	Spread
TOTAL		**767,1**			**647,5**	
of which:						
Bonds	2.438	50,0	2,02%	5.623	51,7	0,91%
Deposits & Repos	19.650	196,2	1,00%	20.959	231,9	1,11%
of which: repos	4.279	2,6	0,06%	8 352	8,3	0,13%
Loans	17.278	489,8	2,80%	14 522	338,7	2,28%
of which:						
consumer credit	1.051	77,3	7,25%	844	52,6	6,15%
mortgage credit	3.415	84,5	2,44%	2.139	35,2	1,62%

FEES AND COMMISSIONS			
Euro in million	2003	2002	% change
Letters of guarantee	35,9	33,3	8,0%
Loan application charges	49,1	52,9	-7,1%
Imports-Exports	21,5	22,5	-4,4%
Credit Cards	35,2	39,4	-10,6%
Mutual Funds	37,2	29,8	24,6%
Brokerage fees+investment banking	19,5	21,5	-9,3%
Foreign exchange transactions	13,9	15,5	-10,4%
Other Bank charges	52,7	52,6	0,2%
Other fee and commissions	31,9	24,7	29,1%
Total fee and commission income	**297,0**	**292,2**	**1,7%**
minus Treasury shares placement expenses	-4,0	....	....
Total commission income(adjusted)	**301,0**	**292,2**	**3,0%**

OTHER INCOME			
Euro in million	2003	2002	% change
Dividend income	7,6	14,7	-48,3%
Surplus value from participations	0,7	-4,7	115,2%
Other operating income	9,3	14,7	-36,9%
Total other income	**17,6**	**24,7**	**-28,8%**

INCOME FROM FINANCIAL OPERATIONS			
Euro in million	2003	2002	% change
Equities	27,8	-2,9	.....
Bonds + Derivatives	50,1	48,9	2,4%
Foreign Exchange	33,9	28,0	21,2%
Other	0,0	-2,3	......
Total income financial operations	**111,8**	**71,7**	**56,0%**

GENERAL EXPENSES			
Euro in million	2003	2002	% change
General Expenses	**244,2**	**234,8**	**4,0%**
of which:			
IT processing & maintenance	43,9	44,3	-0,9%
Advertising	23,1	15,4	50,0%
Subsidiaries	36,0	40,0	-10,0%

FEES AND COMMISSIONS

Euro in million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	% change Q4/Q3.2003	Q3/Q2.2003	Q2/Q1.2003
Letters of guarantee	9,0	9,0	9,0	8,8	8,5	8,5	7,8	8,5	0,6%	-0,6%	2,3%
Loan application charges	16,6	11,0	10,0	11,6	16,9	11,9	12,4	11,6	50,9%	10,2%	-14,3%
Imports-Exports	5,6	5,1	5,5	5,3	5,9	5,4	5,6	5,6	8,7%	-7,4%	3,8%
Credit Cards	7,5	11,4	9,2	7,1	9,5	12,1	9,8	8,0	-34,0%	23,6%	29,1%
Mutual Funds	11,1	10,7	8,7	6,7	6,9	7,0	7,5	8,5	3,8%	22,2%	30,9%
Brokerage fees+investment banking	6,8	5,1	4,2	3,4	6,5	6,4	5,1	3,5	33,3%	20,7%	25,1%
Foreign exchange transactions	3,5	3,5	3,6	3,3	3,7	4,1	4,0	3,7	1,5%	-4,6%	8,9%
Other Bank charges	15,3	13,2	12,0	12,2	14,2	12,8	12,5	13,1	16,2%	9,8%	-1,6%
Other fees and commissions	10,8	8,4	6,5	6,1	7,1	5,6	7,0	5,0	28,2%	28,9%	6,6%
Total fee and commission income	**86,2**	**77,30**	**68,9**	**64,6**	**79,2**	**73,8**	**74,7**	**67,6**	**11,5%**	**12,3%**	**6,6%**
minus Treasury shares placement expenses	*0,0*	*-4,0*	*0,0*	*0,0*		*0,0*	*0,0*	*0,0*			
Total commission income(adjusted)	**86,2**	**81,3**	**68,9**	**64,6**	**79,2**	**73,8**	**71,7**	**67,6**	**6,0%**	**18,1%**	**6,6%**

OTHER INCOME

Euro in million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	% change Q4/Q3.2003	Q3/Q2.2003	Q2/Q1.2003
Dividend income	0,5	3,1	3,3	0,6	4,3	1,3	8,0	1,2	-84,3%	-6,7%	437,9%
Surplus value from participations	14,0	-10,7	-1,0	-1,6	0,6	-0,8	-6,5	2,0	.....	.....	.....
Other operating income	3,0	1,2	2,7	2,3	2,6	3,8	4,3	4,1	151,8%	-55,8%	15,6%
Total other income	**17,5**	**-6,3**	**5,1**	**1,4**	**7,4**	**4,2**	**5,8**	**7,3**	**...**	**-225,2%**	**267,1%**

INCOME FROM FINANCIAL OPERATIONS

Euro in million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	% change Q4/Q3.2003	Q3/Q2.2003	Q2/Q1.2003
Equities	-7,2	23,3	7,5	4,2	-5,1	-1,4	1,9	1,7	-130,9%	210,2%	79,7%
Bonds + Derivatives	2,5	16,8	11,7	19,1	2,5	37,1	12,1	-2,8	-85,0%	43,2%	-38,7%
Foreign Exchange	8,2	5,1	10,4	10,3	9,4	3,3	11,6	3,7	61,9%	-51,4%	1,0%
Other	-1,9	0,7	0,3	0,9	-4,5	0,5	0,8	0,9	-373,9%	135,3%	-68,2%
Total Income	**1,6**	**45,8**	**29,9**	**34,5**	**2,3**	**39,5**	**26,4**	**3,5**	**-96,6%**	**53,1%**	**-13,4%**

GENERAL EXPENSES

Euro in million	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	% change Q4/Q3.2003	Q3/Q2.2003	Q2/Q1.2003
General Expenses	**78,2**	**55,5**	**60,8**	**52,8**	**68,0**	**54,4**	**60,0**	**52,4**	**35,5%**	**-8,7%**	**15,2%**
of which:											
IT processing & maintenance	13,3	9,4	10,5	10,7	16,3	9,0	11,1	7,9	41,0%	-10,4%	-2,2%
Advertising	10,6	4,0	6,5	2,0	5,3	2,9	3,3	3,9	167,7%	-39,1%	218,6%
Subsidiaries	9,4	9,5	9,0	8,2	10,0	10,3	9,8	9,9	-1,1%	5,0%	9,8%

File No. 82-3371

ALPHA BANK A CONSTITUENT OF FTSE EUROTOP 300 [6/2/2004]

Alpha Bank was included on January 28, 2004, in FTSE Eurotop 300 index, which contains the 300 largest European listed blue chip companies. Alpha Bank currently ranks 194th, ahead of all Greek companies included in the index.

Alpha Bank will announce its financial results for the year ended 31 December 2003 on Wednesday 25th February, 2004.

ENQUIRIES	
Alpha Bank Michael Massourakis Tel: +30 210 326 2828	**Financial Dynamics Greece** Alastair Hetherington Tel: +30 210 725 8194

Athens, February 6, 2004

COMMENCEMENT OF TRADING OF NEW SHARES FOLLOWING EXERCISE OF STOCK OPTION RIGHTS BY THE BANK'S MANAGERIAL STAFF [22/12/2003]

Following Alpha Bank's *Board of Directors approval on December 8, 2003, of the capital increase due to* the exercise of stock option rights by the Bank's managerial staff, as provided for by the approved at the General Shareholder Meetings of 11/4/2000 and 9/4/2001 stock option programme and the Athens Stock Exchange's approval of 18/12/2003, Alpha Bank announces that on **Wednesday, December 24, 2003**, 97,271 new common registered shares will commence trading on the Athens Stock Exchange.

As a result, the total number of common registered shares of Alpha Bank trading on the Athens Stock Exchange from Wednesday December 24, 2003, shall amount to 195,835,935 shares with a nominal value of Euro 4.87 each.

Athens, December 22, 2003

File No. 82-3371

SHARE CAPITAL INCREASE BY ALPHA BANK FOLLOWING EXERCISE OF STOCK OPTION RIGHTS BY THE BANK'S MANAGERIAL STAFF [9/12/2003]

Alpha Bank's Board of Directors approved a capital increase of €473,709.77 by issuing 97,271 common shares of €4.87 each, following the exercise of stock option rights by the Bank's managerial staff, as provided for by the approved at the General Shareholder Meetings of 11/4/2000 and 9/4/2001 stock option programme.

As a result, the shareholders' equity of the Bank amounts to €953,721,003.45 divided into 195,835,935 shares of €4.87 each.

The new shares will start trading at a date to be specified by further announcement.

Athens, December 9, 2003

File No. 82-3371

COMMENCEMENT OF TRADING OF NEW SHARES FOLLOWING THE MERGER OF ALPHA INVESTMENTS WITH ALPHA BANK [3/12/2003]

Following the completion of the merger of Alpha Investments with Alpha Bank and the discontinuance of trading of Alpha Investments' shares, Alpha Bank announces that on **Friday, December 5, 2003,** 11.837.104 new common registered shares issued following Alpha Bank's capital increase due to the merger, will be credited to the stock accounts of the shareholders of the absorbed company Alpha Investments. The new shares will commence trading in the Athens Stock Exchange on the same date, December 5, 2003.

Within the context of the abovementioned merger, the Ministry of Development also approved the cancellation of 1.270.000 Alpha Bank shares, which were held by Alpha Investments, with a respective reduction of Alpha Bank's share capital.

As a result, the total number of common registered shares of Alpha Bank trading on the Athens Stock Exchange from Friday December 5, 2003, shall amount to 195.738.664 shares with a nominal value of € 4.87 each.

The fractions resulting from the exchange of shares will be sold and the proceeds will be paid to the beneficiaries by crediting their deposit account or by cheque posted to those who do not hold an account with Alpha Bank. Said beneficiaries are the shareholders of Alpha Investments registered in the Athens Central Depository as of November 28, 2003.

Athens, December 3, 2003

File No. 82-3371

14,000 ATHENS 2004 OLYMPIC GAMES TICKETS
THE BIGGEST REWARD SCHEME FROM ALPHA BANK [2/12/2003]

Alpha Bank, the Official Bank of the ATHENS 2004 Olympic Games, has secured **14,000 ATHENS 2004 Olympic Games tickets** especially for its customers.

Alpha Bank offers you a place to celebrate together the Olympic Victory. Through **Alpha Bank's Biggest Reward Scheme for 14,000 ATHENS 2004 Olympic Games Tickets**, thousands of our customers will have the unique opportunity to win Tickets through a series of lottery draws.

Our customers can participate in the scheme, through one or more of the following Alpha Bank products or services:

ALPHA 1 | 2 | 3
Customers who will have opened an ALPHA 1|2|3 Deposit Account by 27.2.2004 will enter a lottery draw.

ALPHA CONSUMER LOANS
Customers who will have obtained an ALPHA Consumer Loan between 1.12.2003 and 30.1.2004 and between 1.3.2004 and 30.4.2004 will enter a lottery draw.

ALPHA PENTATHLON
Companies or professionals who will have joined the ALPHA PENTATHLON Programme by 31.12.2004 and will have opted for at least one product from the Loans category of the programme, will enter a lottery draw.

ALTERNATIVE CHANNELS

- Customers who will have performed five of the following transactions (at least Euro 15 each) to:
  - Transfer funds
  - Make payments to any VISA card issued by Alpha Bank
  - Pay a Consumer Loan installment

  via the ATM network (using a VISA or ELECTRON VISA card issued by Alpha Bank) or Alpha Web Banking, or Alphaphone, or the Automatic Payment Center.
- Customers who will have accessed their deposit account (ALPHA 400 or ALPHA 410 or ALPHA 100) exclusively through alternative channels (i.e. any credit or debit to the customer's account which will be performed without involving a bank teller) will enter a lottery draw.

Duration of the programme: 1.2.2004 until 1.4.2004

VISA CARDS
Cardholders of all VISA cards issued by Alpha Bank who perform at least 3 transactions per month with their card will enter the corresponding month's lottery draw

ATHENS 2004 Gold VISA cardholders who have had participated in the ATHENS 2004 VISA reward scheme and have accumulated at least 10,000 «ATHLA» by 11.1.2004 will be awarded Tickets without entering a draw lottery. Cardholders who have accumulated at least 5.000 «ATHLA» will enter a lottery draw.

DEPOSIT ACCOUNTS
Personal customers, holders of an ALPHA 400 or ALPHA 410 or ALPHA 100 Deposit Account during 2003 (1.1.2003-31.12.2003), with an average balance of at least Euro 3,000 for the same period, will enter a lottery draw.

For more details on how to enter the draws, please contact the information line 801 11 202020 or visit our website www.alpha.gr or any Alpha Bank Branch.

Athens, December 2, 2003

File No. 82-5571

COMPLETION OF MERGER BY ABSORPTION OF ALPHA INVESTMENTS BY ALPHA BANK - CESSATION OF TRADING OF THE SHARES OF ALPHA INVESTMENTS ON THE ATHENS STOCK EXCHANGE [28/11/2003]

Alpha Bank announces that on Friday, November 28, 2003 the resolution of the Ministry of Development concerning the approval of the merger by absorption of Alpha Investments by Alpha Bank was recorded in the Registry of Societes Anonymes.

As of Monday, December 1, 2003, the share of the absorbed Alpha Investments will no longer be negotiated in the Athens Stock Exchange.

Those shareholders of Alpha Investments registered on November 28, 2003 are entitled to newly issued shares by Alpha Bank, as a result of the absorption at a rate of 1 share of Alpha Bank for every 5.3 shares of Alpha Investments, of a nominal value of Euro 4.87 per share.
Alpha Bank's shareholders will maintain the number of shares they already own, but of a new nominal value of Euro 4.87 per share as against the current nominal value of Euro 4.15.

Following the above merger, the share capital of Alpha Bank amounts to Euro 953,247,293.68 divided into 195,738,664 shares, of a nominal value of Euro 4.87 per share.

The date, on which the accounts of Alpha Investments' shareholders will be credited with the new shares of Alpha Bank, shall be announced through the Press.

Athens, November 28, 2003

File No. 82-3349

9-MONTH 2003 RESULTS - EURO 190.8 MILLION IN PROFITS (+35.1%) UNDERPINNED BY SUSTAINABLE RETAIL BUSINESS EXPANSION AND COST CONTAINMENT [7/11/2003]

RECEIVED
2004 APR 19 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

"Our financial performance improves steadily. Strong revenue growth is driven by our commitment to retail banking without compromising on our standards of service excellence. We value our customers' loyalty and continuously strive to present them with rewarding new and innovative products and services. Pursuing a strategy of expanding our core business while strengthening operational efficiency enhances significantly our corporate profile and profitability."

Yannis S. Costopoulos, Chairman and Managing Director

FINANCIAL SUMMARY

- Net Interest Income increased by 16.1% to Euro 655 million. (nine-month 2002: Euro 564 million)
- Net profit after tax and minorities up 35.1% to Euro 190.8 million (nine-month 2002: Euro 141.2 million)
- Cost to income ratio further improved to 53.8% (nine-month 2002: 60%)
- Return on equity up to 24% (nine-month 2002: 19.6%)

KEY HIGHLIGHTS

- **Growth in retail commercial lending continues**
  Retail and SME lending grew by 38% and 15.7% respectively year-on-year, with earnings before taxes in Retail and Commercial Banking Business Unit rising by 24.4% to Euro 171 million.
- **Cost containment programme strengthens profitability**
  Strong progress was achieved in branch restructuring and in the streamlining of back and middle-office processes. Restructuring in Greece and abroad includes branch mergers and selected openings in key locations. Staff numbers to decline by more than 6% in 2003 as the well-received early retirement scheme announced earlier this year takes effect. Already, 90% of those participating in the scheme have left the Bank. Total operating expenses rose only by 1.7% against the same period last year, bringing us closer to our goal of zero percent growth in total costs including non-loan provisions, between 2002 and 2005.
- **Prudent risk management policy**
  Provisions for bad and doubtful debts coverage reached 72% of non-performing loans. The latter, amounted to 3.3% of total loans.
- **Placement of Treasury Stock complements a healthy capital position**
  The placement of Treasury Stock, during September 2003, was very well received by international and local institutional investors, raising capital adequacy to further facilitate the anticipated expansion of our core business. End-September 2003 Total and Tier I capital adequacy ratios stood at 12.6% and 9% respectively.
- **New marketing initiatives at the consumer credit front**
  The renewal and expansion of our exclusive agreement with American Express combined with the enhanced capacity of the network of EFT-POS terminals (following a cooperation agreement with EFG Eurobank), prepares the ground for new marketing initiatives, such as the Blue credit card and Centurion and Platinum charge cards under the AMEX brand, improving customer service and realising cost savings.

TABLE 1
ALPHA BANK : 9-MONTH 2003 RESULTS

	On a consolidated basis					
In million Euro	**2003**	**2002**	**Δ%**	**Q3**	**Q2**	**Δ%**
Net interest income	654.9	564.0	16.1%	229.9	214.9	7.0%
Non-interest income	323.9	299.7	8.1%	119.2	103.9	14.7%
Operational costs	526.8	518.1	1.7%	177.4	177.3	0.1%
Provisions for doubtful loans	140.1	113.8	23.0%	48.5	46.3	4.7%
Net profit after tax and minorities	190.8	141.2	35.1%	72.5	58.2	24.6%

- PROFITABILITY

  In the nine-month period to September 2003, Alpha Bank net profit after tax and minorities on a consolidated basis reached Euro 190.8 million, compared to Euro 141.2 million in the respective period of 2002, an increase of 35.1%. Sustainable growth in retail and business lending, spread improvement and cost containment are the main drivers of profitability in this period. Net profit between Q2 and Q3 increased by 24.6% despite the weight of negative other operating income (Euro-6.3million), reflecting mainly the cleaning-up of accumulated negative investment portfolio valuations in Delta Singular, a company consolidated with the equity method. The increase of Q3 trading gains is largely due to profit taking from the Alpha Investments equity portfolio.

  Income tax payments for the 9-month period to September 2003 do not reflect the 5 percentage

points tax reduction benefit anticipated to arise from the completion of the merger procedure with Alpha Investments, expected before year-end, which will impact favorably on the full year 2003 results.

◇ CORE INCOME

Core operating income (net interest and fee and commission income) during the 9-month period of 2003 increased by 11.8%, over the same period in 2002, mainly due to the strong 16.1% increase in net interest income and the 2.2% increase in fees and commissions.

The net interest margin for the 9-month period 2003 rose to 3% as compared to 2.6% for the corresponding period in 2002. On a quarterly basis, the net interest margin in Q3 increased by 25 bps to 3.15%, accelerating vs. Q2 when it had increased only by 5 bps to 2.90% from 2.85% in Q1, as the full impact of the revised interest rate policy took effect in mid-June.

Fee and commission income for the nine-month period, adjusted for the exceptional cost of the treasury shares placement, recorded a material year-on-year increase of 2.2%, from Euro 213.0 million in 2002 to Euro 217.6 million in 2003, on account of improved capital market conditions especially during the third quarter. Loan application fees remained subdued, as mortgage growth decelerated from very high levels a year earlier. However, this reduced growth rate was more than offset by the increase in commissions from third-party capital market trading activity. The improving trend in commission income is further confirmed at the quarterly level, where total commission income (adjusted) recorded a 20.8% percent increase between Q2 and Q3 of 2003. It is worth noting, in this respect, the rapid growth in fee and commission income from credit cards (46.6%), mutual funds (22.2%), brokerage and investment banking (20.7%) and other bank charges (9.8%).

◇ CUSTOMER FINANCING

Overall lending grew by 15.3% year-on-year, due mainly to the 38% increase in retail lending (including mortgages and consumer credit) which now represent 27% of our total loan portfolio (end - September 2002: 22.9%). Specifically, mortgage lending rose by 44.5% while consumer lending and credit card outstandings increased by about 20% each, leading to further gains in market share. Already, our market share in retail lending has exceeded 13%, compared with 9.6% at end-2001, mainly due to the rapid expansion in mortgage lending where our market share is currently standing at 15%, compared with 7% in June 2001, when our retail policy changed. It is also worth noting, that during recent months consumer credit has been expanding at a much faster rate than previously and we anticipate further increasing our market share in this area, which currently stands at 10%.

Lending to small and medium-size enterprises (SME) posted an annual increase of 15.7%, representing now 53% of our loan portfolio. During the last 12 months, we have extended 12,000 new loans with rebates of interest payments applying to borrowers with loans not in arrears, a programme that was met with great success. Large corporate lending (including shipping) fell by 1.5%, on account of a repayment of a sizable syndicated term-loan and the weakness of the US dollar. Leasing and factoring volumes grew by more than 6% and 34% respectively, representing more than 5% of the loan book.

◇ CREDIT QUALITY

We continue to attach top priority to maintaining sound credit quality to ensure sustainable and profitable growth. Non-performing loans (defined as loans in arrears for more than 90 days), reached 3.3% of total lending (NPL ratio). Bad debts at end-September 2003 represented only 0.31% of total lending. Provisions, which are formed every year at the tax efficient rate of 1% of average total loans, amounted to Euro 473.4 million for the nine-month 2003 period, representing 2.4% of total loans and 72% of NPLs (coverage ratio). Continuous sectoral monitoring of NPLs indicates that the Bank is more than adequately provisioned.

◇ DEPOSITS AND CUSTOMER ASSETS UNDER MANAGEMENT

Customer deposits and assets under management (including deposits, repos, bonds, mutual funds, private banking etc.) recorded an increase of 1.2% to Euro 31.6 billion at end-September 2003 from Euro 31.2 billion a year earlier. The outflow of funds from repos (-45.4%) was more than compensated for by the substantial growth of, among others, Alpha Bank bond sales placed with retail customers (+Euro 959 million since May 2003), money market mutual funds (+65.4%) and portfolio management accounts (+65.2%) -mainly through Alpha Private Banking- as customer funds shift from deposit based products towards investment based products. Finally, it is noted, that the traditional sight and saving deposits increased at the end of September 2003 on an annual basis by 6.4% and 7.7% respectively, reflecting the strong growth of our funds' stable deposit base.

◇ COST CONTROL

Implementation of tight cost controls has been very successful in containing expenses growth, including amortisation and other (non-loan) provisions, to 0.2% on an annual basis. Staff costs rose marginally by 0.3% while general expenses increased by only 1.4%, despite an increase of 23.8% in advertising spending and a 14.3% increase in IT-related expenses. In addition, cost control measures applied in subsidiaries led to a drop in their general expenses of 11.2% year-on-year as well. Furthermore, on a cost-to-income basis, there was a noticeable improvement to 53.8%, from

60.0%. This is largely due to our well-controlled cost base, a function of staff reductions and branch consolidation. More specifically:

i. Branch network rationalisation continues, with the conclusion of the merger process in 38 locations and at the same time the opening of 11 new Branches in Greece and abroad since the beginning of 2003. Moreover, staff numbers have been significantly reduced since the beginning of the year, by 357 at Bank level and by 399 at Group level on a net basis. These departures reflect the ongoing implementation of the 2003 early retirement programme through which a total of 470 employees are expected to leave during this year.

ii. Cost control measures are expected to yield additional results in the months ahead, following various initiatives. Projects already implemented include: the centralization of Swift systems of the subsidiaries abroad, the consolidation of homogeneous units such as correspondent banking, the transfer of the Main Branch's operations to the Branch Support Centre I and so on. Ongoing projects concentrate on the following areas: payment systems and development of further Cash Management services capability, accounting processes and systems re-engineering, consolidation of cheque processing imaging-based, Trade processing Centre, L/G processing Centre, common technology platform and support for subsidiaries abroad, Straight Through Processing (STP), e-procurement and so on.

◇ **CONTINUING MARKETING INITIATIVES IN RETAIL AND SME BANKING**

Customer segmentation strategies applied with success

Alpha Bank has remained focused on retail and SME banking business, as the promotion of our newly introduced innovative marketing initiatives, namely **Alpha 1|2|3** Youth Line, **Pentathlon** and **Epathlon,** continued in the third quarter of 2003, already showing impressive results. More specifically, since May 2003, 16,000 Alpha 1|2|3 accounts have been opened, the bulk of which (over 65%) for the benefit of the younger segment of the target group (under the age of 14). With respect to the Pentathlon loyalty reward scheme (a programme aimed at raising the number of core banking products bought by small businesses and professionals, to a target of five), since July 2003, we have attracted more than 1,000 applications, corresponding to more than 2,000 products in total, of which, more than 45% relates to customer financing. Finally, since June 2003, we have issued more than 50,000 new VISA cards under Epathlon, the largest multi-retailer customer loyalty scheme for individuals to date, which we co-manage together with the telecommunications operators and fellow Grand Olympic Sponsors OTE and Cosmote.

Renewal of Alpha Bank and American Express co-operation agreement

Alpha Bank and American Express have agreed to renew and extend their co-operation on the issuance of Amex cards in Greece for the next five years. According to the cooperation agreement, Alpha Bank will continue to hold exclusive issuance rights for an extended range of Amex credit and charge cards, which will see Alpha Bank being one of the first banks in Europe to launch a number of innovative American Express products, like the Blue card, a credit card marketed for the wider public. Other American Express products that Alpha Bank will launch include charge cards Platinum and Centurion, for the affluent market, coupled with widely-recognised membership reward schemes of Amex, which confer substantial benefits to the cardholders. Furthermore, the corporate American Express card will be issued in an international edition, acknowledged as the top choice of all large corporations worldwide.

New integrated network of electronic terminals (POS) to support the card acquiring business

During September 2003, Alpha Bank and EFG Eurobank Ergasias, signed a preliminary co-operation agreement in order to develop a new integrated network of electronic terminals (POS). The new network aimed at supporting transactions carried out with VISA, MASTERCARD, AMERICAN EXPRESS and EUROLINE cards, will have national coverage and incorporate advanced technologies. In addition, it will help to further expand the acquiring business, allowing the electronic use of credit cards with increased security and speed. The new network is expected to yield economies of scale with immediate effect on transaction processing costs. Currently, retailers in Greece use separate POS terminals for different card issuers and/or different types of cards. The new network will simplify and encourage wider credit card acceptance for the two parties across the market.

Panorama of Olympic Sports marketing programme

Finally, the **Panorama of Olympic Sports** marketing programme, is on a tour for the third consecutive year, in a large number of Greek cities with the two–fold aim to increase public awareness of the least known Olympic Sports and raising the profile and understanding of Alpha Bank and its products and services. Since May 2003, 24 events have been staged in various cities during which more than 80,000 Epathlon cards and more than 8,000 Alpha 1|2|3 accounts sales leads were generated.

Alpha Bank as the Official Bank and Sponsor of the Athens 2004 Olympic Games

As the Official Bank and Sponsor of the Athens 2004 Olympic Games, Alpha Bank is already expediently exploiting the rights of use of the Olympic Games logo and this is actually intensifying as we get closer to the Games. Alpha Bank's name association with this event of great national importance, strengthens our relationship with clients as well as others that are in various ways related to the implementation of the Games. This leads to revenue enhancement arising from the expansion of our banking operations as well as the development of our credit card business, the issuing of tickets for the Olympic Games, the participation in the home rental programme for visitor accommodation etc. **The biggest advantage, however, to derive from the Sponsorship remains the expansion on a permanent basis of our client base and our business activities, which will continue to support our profitability even after the conclusion of the 2004 Athens Olympics.**

- **Assets - liabilities - results - ratios January-September 2003**
- ***Customer financing***
- **Net interest income breakdown**
- **Commissions & expenses 2002-2003**
- **Commissions & expenses Q-Q**

Interim Financial Statements as at September 30, 2003
Consolidated Interim Financial Statements as at September 30, 2003

Athens, November, 7, 2003

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS

in€ million

	30/9/2003	30/6/2003	31/3/2003	31/12/2002	30/9/2002	30/6/2002	31/3/2002	31/12/2001
Assets	29.206	29.181	30.019	28.855	28.938	27.772	28.683	29.105
Loans	19.596	19.244	18.566	17.875	16.996	16.393	15.717	15.125
Securities	2.163	2.342	4.095	4.433	5.671	6.835	9.023	9.232
Deposits & repos	21.764	22.238	22.634	23.004	24.149	23.100	23.847	24.639
Private Banking customer assets	2.146	1.827	1.414	1.462	1299	1.254	1.057	858
Mutual funds	4.561	4.595	3.621	3.105	3.094	3.372	3.571	3.797
Senior Debt	1.792	780	....	....	....	....	....	....
of which: Retail	*959*	*422*						
Subordinated Debt	781	675	638	582	592	525	450	275
Hybrid instruments	200	200	193	181	....	....	....	....
Shareholders Equity	1.300	970	982	990	939	978	962	958
Minority Interests	325	317	327	326	402	403	415	412

RESULTS

in € million

	9 Months 2003	9 Months 2002	%	Q3 2003	Q2 2003	Q1 2003
Operating income	**978,9**	**863,7**	**13,3%**	**349,1**	**318,8**	**311,0**
Net interest income	*654,9*	*564,0*	16,1%	229,9	214,9	*210,1*
Net commission income	*213,6*	*213,0*	0,3%	79,6	69,0	*65,0*
Income from financial operations	*110,2*	*69,4*	58,8%	45,8	29,9	*34,5*
Other income	*0,1*	*17,3*	-99,4%	-6,3	5,0	*1,4*
Operating expenses	**526,8**	**518,1**	**1,7%**	**177,4**	**177,3**	**172,1**
Staff costs	*282,3*	*281,4*	0,3%	97,5	90,7	*94,1*
Current payments	*243,0*	*249,5*	-2,6%	79,6	80,0	*83,4*
Payments to Pension Fund	*39,3*	*31,9*	23,2%	17,9	10,7	*10,7*
General expenses	*169,0*	*166,7*	1,4%	55,5	60,8	*52,8*
Depreciation and amortization expenses	*75,4*	*69,9*	7,9%	24,5	25,8	*25,1*
Provisions	**144,0**	**125,2**	**15,0%**	**49,1**	**47,1**	**47,8**
Loan Provisions	140,1	113,8	23,0%	48,5	46,3	45,3
Other Provisions	3,9	11,3	-65,7%	0,6	0,8	2,5
Extraordinary items	**8,5**	**4,3**	**98,5%**	**4,5**	**1,5**	**2,5**
Net profit before tax and minority interests	**316,6**	**224,7**	**40,9%**	**127,0**	**95,9**	**93,6**
Taxes	**100,2**	**72,3**	**38,6%**	**38,3**	**30,2**	**31,7**
Minority interests	**25,6**	**11,2**	**128,5%**	**16,2**	**7,5**	**1,9**
Net profit	**190,8**	**141,2**	**35,1%**	**72,5**	**58,2**	**60,1**
Operating income (excluding income from financial operations)	**868,6**	**794,2**	**9,4%**	**303,2**	**288,9**	**276,5**

RATIOS

	9 Months 2003	9 Months 2002	Q3 2003	Q2 2003	Q1 2003
Net interest income / average assets (MARGIN)	**2,98%**	**2,63%**	**3,15%**	**2,90%**	**2,85%**
Cost / income ratio	**53,8%**	**60,0%**	**50,8%**	**55,6%**	**55,3%**
Return on equity after tax and minorities -ROE	**24,0%**	**19,6%**	**25,5%**	**23,9%**	**24,4%**
Return on assets before tax and minorities -ROA	**1,44%**	**1,05%**	**1,74%**	**1,30%**	**1,27%**
Capital Adequacy Ratio	**12,6%**	**9,6%**	**12,6%**	**10,2%**	**10,0%**
Capital Adequacy Ratio (Tier I)	**9,0%**	**6,5%**	**9,0%**	**7,1%**	**7,0%**

(in Euro million)

	September 2003	September 2002	% change
Loans (consolidated base)	**19.596**	**16.996**	**15,3%**
Banking	18.587	16.117	15,3%
Domestic	*16.625*	*14.307*	*16,2%*
International	*1.962*	*1.810*	*8,4%*
Leasing	636	598	6,4%
Factoring	373	281	32,7%
Loans (Bank only - MIS data)	**17.678**	**15.118**	**16,9%**
Mortgages	3.649	2.525	44,5%
Consumer Loans	670	559	19,9%
Credit Cards	451	373	20,9%
SMEs	9.426	8.146	15,7%
Large Corporates	3.172	3.161	0,3%
General Goverment	310	354	-12,4%

	September 2003	September 2002	% change
Deposits & Repos (consolidated base)	**21.764**	**24.149**	**-9,9%**
Alpha Bank	19.808	22.054	-10,2%
Sight Deposits	*4.217*	*3.965*	*6,4%*
Saving Deposits	*8.450*	*7.846*	*7,7%*
Time Deposits (including Repos)	*7.141*	*10.243*	*-30,3%*
Bank Subsidiaries	1.956	2.095	-6,6%
Customer deposits and assets under management (MIS data)	**31.595**	**31.208**	**1,2%**
Deposits & Repos (*)	21.382	23.103	-7,4%
Bond Sales	3.611	3.713	-2,7%
of which: Alpha Bank bonds	*959*	……	
Money Market Mutual Funds	2.644	1.599	65,4%
Other Mutual Funds	1.812	1.494	21,3%
Portfolio Management	2.146	1.299	65,2%

(*) without customer funds allocated to other entities to avoid double counting

Net Interest Income (Alpha Bank only) *In € million.*

	Q3 2003			Q2 2003			Q1 2003			Q3 2002			Q2 2002			Q1 2002		
	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread	Average balances	NII	Spread
TOTAL		**196,8**			**186,5**			**181,5**			**167,3**			**158,3**			**149,6**	
of which:																		
Bonds	2.768	13,3	1,92%	2.408	12,7	2,11%	3.068	14,9	1,94%	5.142	12,4	0,96%	6.573	14,4	0,88%	7.173	13,0	0,72%
Deposits & Repos	19.900	46,4	0,93%	19.564	47,3	0,97%	20.092	55,5	1,10%	20.967	54,9	1,05%	20.579	56,1	1,09%	21.955	54,3	0,99%
of which: repos	3.775	0,6	0,06%	4.172	0,6	0,06%	5.640	1,0	0,07%	6.126	2,2	0,14%	6.406	2,2	0,13%	6.890	2,2	0,13%
Loans	17.686	129,5	2,93%	17.006	119,5	2,81%	16.404	104,6	2,55%	15.160	87,2	2,30%	14.245	82,0	2,30%	13.491	77,6	2,30%
of which:																		
consumer credit	1.044	19,6	7,51%	1.016	18,3	7,20%	958	16,4	6,85%	926	15,1	6,52%	830	12,7	6,14%	760	11,7	6,13%
mortgage credit	3.537	23,3	2,64%	3.332	20,2	2,42%	3.082	15,9	2,06%	2.330	8,7	1,49%	1.947	7,7	1,58%	1.585	6,9	1,74%

Memorandum item:

	Q3 2003	Q2 2003	Q1 2003	Q3 2002	Q2 2002	Q1 2002
** Retail NII / Loans NII*	33,1%	32,2%	30,9%	27,3%	24,9%	23,9%

	9 Month 2003			9 Month 2002		
	Average balances	NII	Spread	Average balances	NII	Spread
TOTAL		**564,8**			**475,2**	
of which:						
Bonds	2.748	40,9	1,98%	6.296	39,8	0,84%
Deposits & Repos	19.852	149,2	1,00%	21.167	165,3	1,04%
of which: repos	4.529	2,2	0,06%	6.474	6,5	0,13%
Loans	17.032	353,6	2,77%	14.299	246,8	2,30%
of which:						
consumer credit	1.006	54,3	7,20%	839	39,5	6,28%
mortgage credit	3.317	59,4	2,39%	1.954	23,3	1,59%

FEES AND COMMISSIONS			
€ in million	9 months 2003	9 months 2002	% change
Letters of guarantee	26,9	24,7	8,6%
Loan application charges	32,6	35,9	-9,3%
Imports-Exports	16,0	16,7	-4,2%
Credit Cards	30,0	29,9	0,2%
Mutual Funds	26,1	22,9	13,8%
Brokerage fees+investment banking	12,7	15,0	-15,3%
Foreign exchange transactions	10,4	11,8	-12,0%
Other Bank charges	37,4	38,4	-2,5%
Other fee and commissions	21,6	17,6	22,7%
Total fee and commission income	**213,6**	**213,0**	**0,3%**
minus Treasury shares placement expenses	-4,0	...	
Total commission income(adjusted)	**217,6**	**213,0**	**2,2%**

OTHER INCOME			
€ in million	9 months 2003	9 months 2002	% change
Dividend income	7,1	10,4	-31,8%
Surplus value from participations	-13,2	-5,3	-151,1%
Other operating income	6,3	12,1	-48,3%
Total other income	**0,1**	**17,3**	**-99,3%**

INCOME FROM FINANCIAL OPERATIONS			
€ in million	9 months 2003	9 months 2002	% change
Equities	34,9	2,2	1517,6%
Bonds + Derivatives	47,6	46,4	2,5%
Foreign Exchange	25,8	18,6	38,4%
Other	2,0	2,2	-11,4%
Total income financial operations	**110,2**	**69,4**	**58,9%**

GENERAL EXPENSES			
€ in million	9 months 2003	9 months 2002	% change
General Expenses	**169,0**	**166,7**	**1,4%**
of which:			
IT processing & maintenance	30,6	26,8	14,3%
Advertising	12,5	10,1	23,8%
Subsidiaries	26,7	30,0	-11,2%

FEES AND COMMISSIONS

€ in million	Q3 2003	Q2 2003	Q1 2003	Q3 2002	Q2 2002	Q1 2002	% change Q3/Q2 2003	Q2/Q1 2003	Q3 /Q2 2002	Q2 /Q1 2002
Letters of guarantee	9,0	9,0	8,8	8,5	7,8	8,5	-0,6%	2,3%	8,9%	-9,0%
Loan application charges	11,0	10,0	11,6	11,9	12,4	11,6	10,2%	-14,3%	-3,9%	6,5%
Imports-Exports	5,1	5,5	5,3	5,4	5,6	5,6	-7,4%	3,8%	-3,9%	0,1%
Credit Cards	13,5	9,2	7,3	12,1	9,8	8,0	46,6%	26,7%	22,7%	23,0%
Mutual Funds	10,7	8,7	6,7	7,0	7,5	8,5	22,2%	30,9%	-6,2%	-11,9%
Brokerage fees+investment banking	5,1	4,2	3,4	6,4	5,1	3,5	20,7%	25,1%	25,5%	45,7%
Foreign exchange transactions	3,5	3,6	3,3	4,1	4,0	3,7	-4,6%	8,9%	2,8%	8,0%
Other Bank charges	13,2	12,0	12,2	12,8	12,5	13,1	9,8%	-1,6%	2,4%	-4,2%
Other fees and commissions	8,5	6,8	6,4	5,6	7,0	5,0	25,5%	6,5%	-19,4%	40,6%
Total fee and commission income	**79,5**	**69,1**	**65,0**	**73,8**	**71,7**	**67,5**	**15,1%**	**6,3%**	**2,9%**	**6,2%**
minus Treasury shares placement expenses	*-4,0*	*0,0*	*0,0*	*0,0*	*0,0*	*0,0*				
Total commission income(adjusted)	**83,5**	**69,1**	**65,0**	**73,8**	**71,7**	**67,5**	**20,8%**	**6,3%**	**2,9%**	**6,2%**

OTHER INCOME

€ in million	Q3 2003	Q2 2003	Q1 2003	Q3 2002	Q2 2002	Q1 2002	% change Q3/Q2 2003	Q2/Q1 2003	Q3 /Q2 2002	Q2 /Q1 2002
Dividend income	3,1	3,3	0,6	1,3	8,0	1,2	-6,4%	437,9%	-83,9%	573,7%
Surplus value from participations	-10,7	-1,0	-1,6	-0,8	-6,5	2,0	-980,2%	37,7%	87,3%	-420,0%
Other operating income	1,3	2,7	2,3	3,8	4,3	4,1	-52,4%	13,2%	-13,2%	6,7%
Total other income	**-6,3**	**5,0**	**1,4**	**4,2**	**5,8**	**7,3**	**-225,2%**	**263,0%**	**-27,3%**	**-20,2%**

INCOME FROM FINANCIAL OPERATIONS

€ in million	Q3 2003	Q2 2003	Q1 2003	Q3 2002	Q2 2002	Q1 2002	% change Q3/Q2 2003	Q2/Q1 2003	Q3 /Q2 2002	Q2 /Q1 2002
Equities	23,3	7,5	4,2	-1,4	1,9	1,7	210,2%	79,7%	-175,3%	9,4%
Bonds + Derivatives	16,8	11,7	19,1	37,1	12,1	-2,8	43,2%	-38,7%	206,6%	.....
Foreign Exchange	5,1	10,4	10,3	3,3	11,6	3,7	-51,4%	1,0%	-71,6%	213,5%
Other	0,7	0,3	0,9	0,5	0,8	0,9	135,3%	-68,2%	-37,5%	-11,1%
Total Income	**45,8**	**29,9**	**34,5**	**39,5**	**26,4**	**3,5**	**53,1%**	**-13,4%**	**49,8%**	**653,1%**

GENERAL EXPENSES

€ in million	Q3 2003	Q2 2003	Q1 2003	Q3 2002	Q2 2002	Q1 2002	% change Q3/Q2 2003	Q2/Q1 2003	Q3 /Q2 2002	Q2 /Q1 2002
General Expenses	**55,5**	**60,8**	**52,8**	**54,4**	**60,0**	**52,4**	**-8,7%**	**15,2%**	**-9,3%**	**14,5%**
of which:										
IT processing & maintenance	9,4	10,5	10,7	7,8	11,1	7,9	-10,4%	-2,2%	-29,7%	40,2%
Advertising	4,0	6,5	2,0	2,9	3,3	3,9	-39,1%	218,6%	-12,1%	-15,4%
Subsidiaries	9,5	9,0	8,2	10,3	9,8	9,9	5,0%	9,8%	5,1%	-1,0%

File No. 82-3371

THE MERGER OF ALPHA INVESTMENTS WITH ALPHA BANK IS APPROVED BY THE SHAREHOLDERS OF ALPHA BANK [30/10/2003]

The Second General Meeting of Shareholders to decide upon postponed items from the Extraordinary General Meeting of Alpha Bank of October 30, 2003, approved the merger of Alpha Investments by Alpha Bank through absorption of the former by the Bank, as well as the draft contract and the merger acts of the two Companies.

The merger has already been approved by the General Meeting of Shareholders of Alpha Investments, which took place on October 14, 2003 and it is expected that the consequent approvals of the competent authorities will be obtained by the end of November 2003.

It is noted that, only those shareholders of Alpha Investments registered on the date of registration of the approval by the Ministry of Development in the Registry of Societes Anonymes, will be entitled to shares of Alpha Bank. The date, on which the shareholders' accounts will be credited, shall be announced through the Press.

Athens, October 30, 2003